Exhibit 99.2

INTERIM REPORT

For the three months ended March 31, 2012

CONSOLIDATED BALANCE SHEETS

as at March 31, 2012 and December 31, 2011

(unaudited – US$ millions)

	Notes	March 31, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $127.0; December 31, 2011 – $249.0)	5, 19	1,015.7	1,026.7
Insurance contract receivables		1,980.7	1,735.4

		2,996.4	2,762.1

Portfolio investments
Subsidiary cash and short term investments	5, 19	5,424.2	6,199.2
Bonds (cost $9,485.3; December 31, 2011 – $9,515.4)	5	10,725.4	10,835.2
Preferred stocks (cost $539.5; December 31, 2011 – $555.6)	5	568.5	563.3
Common stocks (cost $4,090.0; December 31, 2011 – $3,867.3)	5	4,311.2	3,663.1
Investments in associates (fair value $1,415.7; December 31, 2011 – $1,271.8)	5, 6	989.1	924.3
Derivatives and other invested assets (cost $523.3; December 31, 2011 – $511.4)	5, 7	316.3	394.6
Assets pledged for short sale and derivative obligations (cost $870.7; December 31, 2011 – $810.1)	5, 7	925.7	886.3

		23,260.4	23,466.0

Deferred premium acquisition costs		440.7	415.9
Recoverable from reinsurers (including recoverables on paid losses – $381.0; December 31, 2011 – $313.2)	9	4,358.2	4,198.1
Deferred income taxes		666.3	628.2
Goodwill and intangible assets		1,176.1	1,115.2
Other assets		974.9	821.4

		33,873.0	33,406.9

Liabilities
Subsidiary indebtedness	10	3.1	1.0
Accounts payable and accrued liabilities		1,736.2	1,656.2
Income taxes payable		59.0	21.4
Short sale and derivative obligations (including at the holding company – $15.3; December 31, 2011 – $63.9)	5, 7	113.6	170.2
Funds withheld payable to reinsurers		430.8	412.6

		2,342.7	2,261.4

Insurance contract liabilities	8	20,053.3	19,719.5
Long term debt	10	3,040.2	3,017.5

		23,093.5	22,737.0

Equity	11
Common shareholders’ equity		7,215.2	7,427.9
Preferred stock		1,166.4	934.7

Shareholders’ equity attributable to shareholders of Fairfax		8,381.6	8,362.6
Non-controlling interests		55.2	45.9

Total equity		8,436.8	8,408.5

		33,873.0	33,406.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

for the three months ended March 31, 2012 and 2011

(unaudited – US$ millions except per share amounts)

	Notes	2012	2011
Revenue
Gross premiums written	17	1,807.6	1,810.4

Net premiums written	17	1,521.6	1,519.2

Net premiums earned	17	1,339.5	1,348.7
Interest and dividends		129.6	178.5
Share of profit (loss) of associates		(8.7)	(6.6)
Net gains (losses) on investments	5	(40.9)	(101.5)
Other revenue		205.0	154.4

		1,624.5	1,573.5

Expenses
Losses on claims, gross	8	1,102.0	1,599.5
Less ceded losses on claims	9	(203.2)	(298.4)

Losses on claims, net		898.8	1,301.1
Operating expenses	18	269.8	279.9
Commissions, net	9	206.1	186.8
Interest expense		52.9	53.2
Other expenses	18	199.2	148.6

		1,626.8	1,969.6

Earnings (loss) before income taxes		(2.3)	(396.1)
Income tax recovery	13	(2.4)	(156.6)

Net earnings (loss)		0.1	(239.5)

Attributable to:
Shareholders of Fairfax		(1.3)	(240.6)
Non-controlling interests		1.4	1.1

		0.1	(239.5)

Net earnings (loss) per share	12	$(0.69)	$(12.42)
Net earnings (loss) per diluted share	12	$(0.69)	$(12.42)
Cash dividends paid per share	12	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	20,356	20,440

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended March 31, 2012 and 2011

(unaudited – US$ millions)

	Notes	2012	2011
Net earnings (loss)		0.1	(239.5)

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		45.8	25.6
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	(19.9)	(14.6)
Share of other comprehensive income (loss) of associates(3)		(4.8)	5.6

Other comprehensive income (loss), net of income taxes		21.1	16.6

Comprehensive income (loss)		21.2	(222.9)

Attributable to:
Shareholders of Fairfax		19.6	(223.9)
Non-controlling interests		1.6	1.0

		21.2	(222.9)

(1)	Net of income tax recovery of $0.9 (2011 – $8.3).

(2)	Net of income tax recovery of nil (2011 – nil).

(3)	Net of income tax expense of $1.0 (2011– $0.4).

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three months ended March 31, 2012 and 2011

(unaudited – US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings (loss) for the period	–	–	–	–	(1.3)	–	(1.3)	–	(1.3)	1.4	0.1
Other comprehensive income, net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	45.6	45.6	–	45.6	0.2	45.8
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	(19.9)	(19.9)	–	(19.9)	–	(19.9)
Share of other comprehensive income (loss) of associates	–	–	–	–	(11.0)	6.2	(4.8)	–	(4.8)	–	(4.8)
Issuance of shares	–	–	2.1	(1.3)	–	–	0.8	231.7	232.5	–	232.5
Purchases and amortization	–	–	(18.0)	3.5	–	–	(14.5)	–	(14.5)	–	(14.5)
Common share dividends	–	–	–	–	(205.8)	–	(205.8)	–	(205.8)	–	(205.8)
Preferred share dividends	–	–	–	–	(12.8)	–	(12.8)	–	(12.8)	–	(12.8)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	7.7	7.7

Balance as of March 31, 2012	3,243.3	3.8	(88.6)	15.1	3,922.9	118.7	7,215.2	1,166.4	8,381.6	55.2	8,436.8

Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the period	–	–	–	–	(240.6)	–	(240.6)	–	(240.6)	1.1	(239.5)
Other comprehensive income, net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	25.7	25.7	–	25.7	(0.1)	25.6
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	(14.6)	(14.6)	–	(14.6)	–	(14.6)
Share of other comprehensive income (loss) of associates	–	–	–	–	–	5.6	5.6	–	5.6	–	5.6
Issuance of shares	–	–	0.2	–	–	–	0.2	–	0.2	–	0.2
Purchases and amortization	–	–	(11.1)	1.2	–	–	(9.9)	–	(9.9)	–	(9.9)
Common share dividends	–	–	–	–	(205.9)	–	(205.9)	–	(205.9)	–	(205.9)
Preferred share dividends	–	–	–	–	(13.2)	–	(13.2)	–	(13.2)	–	(13.2)

Balance as of March 31, 2011	3,247.5	3.8	(63.3)	4.4	3,934.7	118.1	7,245.2	934.7	8,179.9	42.3	8,222.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2012 and 2011

(unaudited – US$ millions)

	Notes	2012	2011
Operating activities
Net earnings (loss)		0.1	(239.5)
Amortization of premises and equipment and intangible assets		16.6	13.6
Net bond discount amortization		(8.3)	(15.3)
Amortization of share-based payment awards		3.5	1.2
Share of loss of associates		8.7	6.6
Deferred income taxes	13	(25.2)	(157.4)
Net losses on investments	5	40.9	101.5
Net (purchases) sales of securities classified as at FVTPL:
Short term investments		839.8	(164.7)
Bonds		401.4	(54.7)
Preferred stocks		(3.9)	(8.8)
Common stocks		(182.8)	11.6
Net derivatives and short sales		(662.0)	(423.9)

		428.8	(929.8)

Changes in operating assets and liabilities	19	(232.0)	211.2

Cash provided by (used in) operating activities		196.8	(718.6)

Investing activities
Net purchases of investments in associates	6,15	(70.3)	(51.5)
Net purchases of premises and equipment and intangible assets		(7.7)	(13.2)
Net purchase of subsidiaries, net of cash acquired	15	(51.4)	306.3

Cash provided by (used in) investing activities		(129.4)	241.6

Financing activities
Subsidiary indebtedness:	10
Issuances		–	3.2
Repayment		(1.0)	(33.0)
Long term debt:	10
Repayment		(1.0)	(2.0)
Preferred shares:	11
Issuances		239.1	–
Issuance costs		(7.4)	–
Purchase of subordinate voting shares for treasury	11	(18.0)	(11.1)
Common share dividends	11	(205.8)	(205.9)
Preferred share dividends	11	(12.8)	(13.2)

Cash provided by (used in) financing activities		(6.9)	(262.0)

Increase (decrease) in cash and cash equivalents		60.5	(739.0)
Cash and cash equivalents – beginning of period		1,910.0	3,275.1
Foreign currency translation		22.9	14.1

Cash and cash equivalents – end of period	19	1,993.4	2,550.2

See accompanying notes.

Notes to Interim Consolidated Financial Statements

for the three months ended March 31, 2012 and 2011

(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The interim consolidated financial statements of the company for the three months ended March 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“US GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 1, 2012.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these interim consolidated financial statements are as set out in the company’s annual consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS as issued by the IASB. These policies and methods of computation have been consistently applied to all periods presented unless otherwise stated.

New accounting pronouncements

New standards and amendments, that have been issued by the IASB and not yet effective for the fiscal year beginning January 1, 2012, are summarized in the company’s annual consolidated financial statements for the year ended December 31, 2011.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company’s annual consolidated financial statements for the year ended December 31, 2011. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	March 31, 2012	December 31, 2011

Holding company:
Cash and cash equivalents (note 19)	156.6	43.5
Short term investments	168.6	244.0
Short term investments pledged for short sale and derivative obligations	127.0	249.0
Bonds	219.9	188.1
Preferred stocks	57.6	45.0
Common stocks	207.6	166.4
Derivatives (note 7)	78.4	90.7

	1,015.7	1,026.7
Short sale and derivative obligations (note 7)	(15.3)	(63.9)

	1,000.4	962.8

Portfolio investments:
Cash and cash equivalents (note 19)	1,975.3	1,995.0
Short term investments	3,448.9	4,204.2
Bonds	10,725.4	10,835.2
Preferred stocks	568.5	563.3
Common stocks	4,311.2	3,663.1
Investments in associates (note 6)	989.1	924.3
Derivatives (note 7)	285.4	364.4
Other invested assets	30.9	30.2

	22,334.7	22,579.7

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	5.6	6.2
Short term investments	220.5	132.5
Bonds	699.6	747.6

	925.7	886.3

	23,260.4	23,466.0
Short sale and derivative obligations (note 7)	(98.3)	(106.3)

	23,162.1	23,359.7

Common stocks included investments in certain limited partnerships with a carrying value of $412.6 at March 31, 2012 ($321.2 at December 31, 2011).

Restricted cash and cash equivalents at March 31, 2012, of $144.1 ($134.7 at December 31, 2011) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2012, securities containing call and put features represented approximately $6,267.7 and $1,004.8 respectively ($6,032.3 and $1,069.9 at December 31, 2011, respectively) of the total fair value of bonds in the table below.

	March 31, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	718.5	712.7	442.5	413.7
Due after 1 year through 5 years	2,622.2	3,015.1	2,288.5	2,505.0
Due after 5 years through 10 years	3,347.2	3,901.1	3,884.5	4,446.4
Due after 10 years	3,644.0	4,016.0	3,751.0	4,405.8

	10,331.9	11,644.9	10,366.5	11,770.9

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	March 31, 2012				December 31, 2011
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,137.5	2,137.5	–	–	2,044.7	2,044.7	–	–

Short term investments:
Canadian provincials	590.6	590.6	–	–	408.9	408.9	–	–
U.S. treasury	2,765.7	2,765.7	–	–	4,071.0	4,071.0	–	–
Other government	545.2	531.4	13.8	–	288.0	267.4	20.6	–
Corporate and other	63.5	–	63.5	–	61.8	–	61.8	–

	3,965.0	3,887.7	77.3	–	4,829.7	4,747.3	82.4	–

Bonds:
Canadian government	21.5	–	21.5	–	21.1	–	21.1	–
Canadian provincials	972.1	–	972.1	–	1,038.7	–	1,038.7	–
U.S. treasury	1,892.1	–	1,892.1	–	2,082.3	–	2,082.3	–
U.S. states and municipalities	6,375.2	–	6,375.2	–	6,201.5	–	6,201.5	–
Other government	751.9	–	751.9	–	934.7	–	934.7	–
Corporate and other	1,632.1	–	1,557.8	74.3	1,492.6	–	1,432.6	60.0

	11,644.9	–	11,570.6	74.3	11,770.9	–	11,710.9	60.0

Preferred stocks:
Canadian	101.3	–	99.3	2.0	105.5	–	103.5	2.0
U.S.	478.7	–	472.4	6.3	457.3	–	451.0	6.3
Other	46.1	–	46.1	–	45.5	–	45.5	–

	626.1	–	617.8	8.3	608.3	–	600.0	8.3

Common stocks:
Canadian	997.9	957.0	13.4	27.5	711.8	673.3	13.7	24.8
U.S.	1,946.8	1,648.8	35.7	262.3	1,785.0	1,507.6	33.8	243.6
Other	1,574.1	1,008.6	325.3	240.2	1,332.7	886.1	290.6	156.0

	4,518.8	3,614.4	374.4	530.0	3,829.5	3,067.0	338.1	424.4

Derivatives and other invested assets(1)	371.1	–	225.7	145.4	462.3	–	254.1	208.2

Short sale and derivative obligations	(113.6)	–	(113.6)	–	(170.2)	–	(170.2)	–

Holding company cash and investments and portfolio investments measured at fair value	23,149.8	9,639.6	12,752.2	758.0	23,375.2	9,859.0	12,815.3	700.9

	100.0%	41.6%	55.1%	3.3%	100.0%	42.2%	54.8%	3.0%

(1)	Excluded from these totals are real estate investments of $23.6 ($23.0 at December 31, 2011) which are carried at cost less any accumulated amortization and impairment.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer. Common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets and include common shares of private companies as well as investments in certain private equity funds and limited partnerships. These investments are valued by third party fund companies using observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances the private equity funds and limited partnerships may require at least three months’ notice to liquidate.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the three months ended March 31 follows:

	2012					2011
	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total
Balance – January 1	60.0	424.4	8.3	208.2	700.9	61.9	294.6	0.3	328.6	685.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(1.3)	5.7	–	(62.8)	(58.4)	0.5	(3.0)	–	(156.2)	(158.7)
Purchases	18.7	113.7	–	–	132.4	2.1	27.7	–	122.6	152.4
Sales	(3.1)	(13.8)	–	–	(16.9)	(3.1)	(5.4)	–	–	(8.5)

Balance – March 31	74.3	530.0	8.3	145.4	758.0	61.4	313.9	0.3	295.0	670.6

Purchases of $132.4 of investments classified as Level 3 within the fair value hierarchy during the first quarter of 2012 were primarily comprised of certain limited partnerships. Total net realized and unrealized losses of $58.4 during the first quarter of 2012 were primarily comprised of $62.8 of unrealized losses (including the effect of foreign exchange gains of $5.2) recognized on CPI-linked derivative contracts.

Net gains (losses) on investments

	First quarter
	2012						2011
			Mark-to-market						Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period		(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Other	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	9.7		(79.7)	204.4	–	134.4	22.7		(4.6)	(84.9)	–	(66.8)
Preferred stocks	0.1		0.1	16.1	–	16.3	0.3		0.2	167.3	–	167.8
Common stocks	65.5		(74.5)	505.7	–	496.7	63.8		(63.1)	350.4	–	351.1

	75.3		(154.1)	726.2	–	647.4	86.8		(67.5)	432.8	–	452.1

Financial instruments:
Common stock and equity index short positions	(866.5	)(1)	13.0	30.9	–	(822.6)	(321.9	)(1)	133.9	(240.4)	–	(428.4)
Common stock long positions	167.9	(1)	46.8	9.9	–	224.6	12.5	(1)	7.6	(2.8)	–	17.3
Credit default swaps	–		–	(26.4)	–	(26.4)	–		–	(19.8)	–	(19.8)
Equity warrants and call options	–		–	–	–	–	20.0		(12.1)	4.6	–	12.5
CPI-linked contracts	–		–	(68.0)	–	(68.0)	–		–	(167.2)	–	(167.2)
Other	37.1		(9.0)	(4.7)	–	23.4	(3.1)		16.5	8.0	–	21.4

	(661.5)		50.8	(58.3)	–	(669.0)	(292.5)		145.9	(417.6)	–	(564.2)

Foreign currency gains (losses) on:
Investing activities	(33.9)		1.4	21.2	2.0	(9.3)	(22.2)		18.4	26.0	4.1	26.3
Underwriting activities	–		–	–	7.9	7.9	–		–	–	(5.7)	(5.7)
Foreign currency contracts	5.0		(5.8)	(18.7)	–	(19.5)	(17.0)		15.0	(8.1)	–	(10.1)

	(28.9)		(4.4)	2.5	9.9	(20.9)	(39.2)		33.4	17.9	(1.6)	10.5

Other	(0.1)		(0.2)	(0.3)	2.2	1.6	0.2		–	–	(0.1)	0.1

Net gains (losses) on investments	(615.2)		(107.9)	670.1	12.1	(40.9)	(244.7)		111.8	33.1	(1.7)	(101.5)

(1)

Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

6.	Investments in Associates

Investments in associates recorded on the equity method of accounting, the company’s ownership interest, their fair value and carrying value were as follows:

	March 31, 2012			December 31, 2011
	Ownership percentage	Fair value	Carrying value	Ownership percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Gulf Insurance Company (“Gulf Insurance”)	41.4%	255.7	216.8	41.4%	255.1	214.5
ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)	26.0%	240.2	71.0	26.0%	230.4	67.1
Cunningham Lindsey Group Limited (“CLGL”)	43.4%	257.3	102.3	43.2%	230.3	104.2
The Brick Ltd. (“The Brick”)	34.0%	140.6	110.2	33.8%	123.9	106.9
Thai Re Public Company Limited (“Thai Re”)(1)	23.2%	98.3	81.6	2.0%	–	–
Singapore Reinsurance Corporation Limited (“Singapore Re”)	26.8%	33.4	33.9	26.8%	36.2	33.8
Fibrek Inc. (“Fibrek”)	25.8%	35.9	6.4	25.8%	32.1	27.4
MEGA Brands Inc. (“MEGA”)	19.9%	21.0	37.1	19.9%	26.3	36.7
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	6.0	6.1	40.5%	6.0	6.0
Imvescor Restaurant Group Inc. (“Imvescor”)	13.6%	5.5	3.1	13.6%	4.1	3.1
Partnerships, trusts and other	–	321.8	320.6	–	327.4	324.6

		1,415.7	989.1		1,271.8	924.3

(1)

On March 19, 2012, the company increased its ownership of the common shares of Thai Reinsurance Public Company Limited (“Thai Re”) from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares, wherein it paid aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht) for its increased shareholding. Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis.

The company’s strategic investment of $106.7 at March 31, 2012 ($87.9 at December 31, 2011), in 15.0% of Alltrust Insurance Company of China Ltd. (“Alltrust”) is classified as at FVTPL within common stocks on the consolidated balance sheets. During the first quarter of 2012, the company contributed an additional $18.9 to Alltrust through its participation in a rights offering.

7.	Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	March 31, 2012				December 31, 2011
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	6,233.6	25.4	36.4	–	5,517.6	25.8	59.6
Equity total return swaps – short positions	–	1,782.6	69.9	28.1	–	1,617.6	68.8	47.7
Equity total return swaps – long positions	–	1,520.1	17.3	7.3	–	1,363.5	2.4	49.2
Warrants	11.8	45.4	16.1	–	11.7	44.6	15.9	–
Credit derivatives:
Credit default swaps	66.8	3,129.9	24.9	–	66.8	3,059.6	49.8	–
Warrants	13.8	216.2	26.8	–	24.3	340.2	50.0	–
CPI-linked derivative contracts	423.4	47,252.5	145.4	–	421.1	46,518.0	208.2	–
Foreign exchange forward contracts	–	–	20.0	19.8	–	–	32.9	8.2
Other derivative contracts	–	–	18.0	22.0	–	–	1.3	5.5

Total			363.8	113.6			455.1	170.2

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index and certain individual equity securities as set out in the table below. At March 31, 2012, equity hedges with a notional amount of $8,016.2 ($7,135.2 at December 31, 2011) represented 102.5% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,817.1 ($6,822.7 at December 31, 2011). During the first quarter of 2012, the company paid net cash of $866.5 (2011 – $321.9) in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 16 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	March 31, 2012			December 31, 2011
Underlying equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	52,881,400	3,501.9	662.22
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96
Other equity indices	–	140.0	–	–	140.0	–
Individual equity securities	–	1,597.3	–	–	1,597.3	–

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at March 31, 2012, the company has entered into long equity total return swaps on individual equity securities for investment purposes with an original notional amount of $1,227.1 ($1,280.0 at December 31 2011). During the first quarter of 2012, the company received net cash of $167.9 (2011 – $12.5) from counterparties in connection with the reset provisions of the company’s long equity total return swaps (excluding the impact of collateral requirements).

At March 31, 2012, the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations was $1,052.7 ($1,135.3 at December 31, 2011), comprised of collateral of $1,011.3 ($962.6 at December 31, 2011) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net collateral of $41.4 ($172.7 at December 31, 2011) securing amounts owed to counterparties to the company’s derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies. At March 31, 2012, the warrants have expiration dates ranging from 2 years to 5 years (2 years to 5 years at December 31, 2011).

Credit contracts

Since 2003, the company’s investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets. At March 31, 2012, the company’s remaining credit default swaps have a weighted average life of 1.1 years (1.3 years at December 31, 2011) and a notional amount and fair value of $3,129.9 ($3,059.6 at December 31, 2011) and $24.9 ($49.8 at December 31, 2011) respectively.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. At March 31, 2012, the warrants have expiration dates averaging 50.9 years (35.1 years at December 31, 2011).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2012, these contracts have a remaining weighted average life of 8.4 years (8.6 years at December 31, 2011) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	March 31, 2012			December 31, 2011
	Notional Amount			Notional Amount
Underlying CPI Index	Original currency	U.S. dollars	Weighted average strike price	Original currency	U.S. dollars	Weighted average strike price
United States	18,175.0	18,175.0	216.95	18,175.0	18,175.0	216.95
United Kingdom	550.0	878.8	216.01	550.0	854.8	216.01
European Union	20,425.0	27,200.0	109.74	20,425.0	26,514.6	109.74
France	750.0	998.7	120.09	750.0	973.6	120.09

		47,252.5			46,518.0

During the first quarter of 2012, the company purchased nil (2011 – $13,596.7) notional amount of CPI-linked derivative contracts at a cost of nil (2011 – $122.6) and recorded net mark-to-market losses of $68.0 (2011 – $167.2) on positions remaining open at the end of the period.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2012, consisted of cash of $23.9 ($50.5 at December 31, 2011) and government securities of $234.2 ($156.8 at December 31, 2011) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2012. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

Hedge of net investment in Northbridge

The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,167.7 (principal amount of Cdn$1,075.0 with a fair value of $1,114.6 at December 31, 2011) as a hedge of its net investment in Northbridge for financial reporting purposes. In the first quarter of 2012, the company recognized pre-tax losses of $19.9 (2011 – $14.6) related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross		Ceded		Net
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Provision for unearned premiums	2,734.1	2,487.3	422.5	388.1	2,311.6	2,099.2
Provision for losses and loss adjustment expenses	17,319.2	17,232.2	3,554.7	3,496.8	13,764.5	13,735.4

Total insurance contract liabilities	20,053.3	19,719.5	3,977.2	3,884.9	16,076.1	15,834.6

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums for the three months ended March 31:

	2012	2011
Provision for unearned premiums – January 1	2,487.3	2,120.9
Gross premiums written	1,807.6	1,810.4
Less: premiums earned	(1,590.7)	(1,595.4)
Acquisitions of subsidiaries	–	206.9
Foreign exchange effect and other	29.9	24.4

Provision for unearned premiums – March 31	2,734.1	2,567.2

Provision for losses and loss adjustment expenses

The following changes have occurred in the provision for losses and loss adjustment expenses for the three months ended March 31:

	2012	2011
Provision for losses and loss adjustment expenses – January 1	17,232.2	16,049.3
Foreign exchange effect and other	105.8	142.9
(Decrease) increase in estimated losses and expenses for claims occurring in the prior years	41.2	(37.0)
Losses and expense for claims occurring in the current year	1,060.8	1,636.5
Paid on claims occurring during:
the current year	(96.4)	(141.9)
the prior years	(1,095.0)	(1,000.1)
Acquisitions of subsidiaries and reinsurance-to-close transactions	70.6	769.3

Provision for losses and loss adjustment expenses – March 31	17,319.2	17,419.0

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities is comprised as follows:

	March 31, 2012	December 31, 2011
Reinsurers’ share of unearned premiums	422.5	388.1
Reinsurers’ share of provision for losses and loss adjustment expenses	4,231.4	4,105.5
Provision for uncollectible reinsurance	(295.7)	(295.5)

	4,358.2	4,198.1

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectability. The provision for uncollectible reinsurance at March 31, 2012, was $295.7 ($295.5 at December 31, 2011).

Changes in the reinsurers’ share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the three months ended March 31 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2012	500.9	3,604.6	388.1	(295.5)	4,198.1
Reinsurers’ share of losses paid to insureds	209.6	(209.6)	–	–	–
Reinsurance recoveries received	(152.1)	–	–	–	(152.1)
Reinsurers’ share of losses or premiums earned	–	203.2	(257.1)	–	(53.9)
Premiums ceded to reinsurers	–	–	285.7	–	285.7
Change in provision, recovery or write-off of impaired balances	(0.2)	–	–	–	(0.2)
Acquisitions of subsidiaries and reinsurance-to-close transactions	7.4	42.1	–	–	49.5
Foreign exchange effect and other	3.3	22.2	5.8	(0.2)	31.1

Balance – March 31, 2012	568.9	3,662.5	422.5	(295.7)	4,358.2

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	186.9	(186.9)	–	–	–
Reinsurance recoveries received	(182.5)	–	–	–	(182.5)
Reinsurers’ share of losses or premiums earned	–	307.8	(256.6)	–	51.2
Premiums ceded to reinsurers	–	–	298.4	–	298.4
Change in provision, recovery or write-off of impaired balances	(1.8)	–	–	(8.2)	(10.0)
Acquisitions of subsidiaries and reinsurance-to-close transactions	33.2	293.2	95.3	–	421.7
Foreign exchange effect and other	(3.6)	20.2	3.8	–	20.4

Balance – March 31, 2011	490.2	3,802.4	420.7	(357.1)	4,356.2

Reinsurers’ share of provision for losses and loss adjustment expenses at March 31 includes $381.0 and $280.7 of paid losses net of provisions, for 2012 and 2011, respectively.

Included in commissions, net is commission income from reinsurance contracts of $49.1 (2011 – $42.5) for the three months ended March 31, 2012.

10.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	March 31, 2012			December 31, 2011
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)
Subsidiary indebtedness	3.1	3.1	3.1	1.0	1.0	1.0
Long term debt – holding company borrowings	2,481.8	2,416.5	2,540.6	2,462.8	2,394.6	2,453.2
Long term debt – subsidiary company borrowings	630.4	623.7	640.1	630.1	622.9	628.2

	3,115.3	3,043.3	3,183.8	3,093.9	3,018.5	3,082.4

(1)	Principal net of unamortized issue costs and discounts.

(2)	Based principally on market prices, where available, or discounted cash flow models.

Subsequent to March 31, 2012

On April 26, 2012, the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.

Three months ended March 31, 2011

First Mercury

The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 15. At the acquisition date, the company’s consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt.

On March 15, 2011, First Mercury sent out a notice of redemption for its Capital Trust I and Capital Trust II series of its preferred securities with the redemptions set out as follows.

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

Credit Facilities

On January 31, 2012, Ridley entered into a three-year revolving credit agreement replacing its recently expired credit facility. Ridley may borrow the lesser of $50.0 or a calculated amount based on the level of eligible trade accounts receivable and inventory. The credit agreement is secured by first-ranking general security agreements covering substantially all of Ridley’s assets.

11.	Total Equity

Equity attributable to shareholders of Fairfax

Common stock

The number of shares outstanding was as follows:

	2012	2011
Subordinate voting shares – January 1	19,627,026	19,706,477
Net treasury shares acquired	(39,347)	(30,115)

Subordinate voting shares – March 31	19,587,679	19,676,362
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)

Common stock effectively outstanding – March 31	20,336,449	20,425,132

Capital transactions

Three months ended March 31, 2012

On March 21, 2012, the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock. The Series K preferred shares have a dividend rate of 5.00% per annum and are redeemable by the company on March 31, 2017, and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series L on March 31, 2017, and on each subsequent five-year anniversary date. The Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2017, or any subsequent five-year anniversary plus 3.51%.

Repurchase of shares

During the first quarters of 2012 and 2011, the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids.

Dividends

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8
January 5, 2011	January 19, 2011	January 26, 2011	$10.00	$205.9

Accumulated other comprehensive income (loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	March 31, 2012			December 31, 2011
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	15.4	(3.9)	11.5	7.2	(1.9)	5.3
Currency translation account	126.7	(19.5)	107.2	101.9	(20.4)	81.5

	142.1	(23.4)	118.7	109.1	(22.3)	86.8

12.	Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2012	2011
Net earnings (loss) attributable to shareholders of Fairfax	(1.3)	(240.6)
Preferred share dividends	(12.8)	(13.2)

Net earnings (loss) attributable to common shareholders – basic and diluted	(14.1)	(253.8)

Weighted average common shares outstanding – basic and diluted	20,356,123	20,440,190

Net earnings (loss) per common share – basic	$(0.69)	$(12.42)
Net earnings (loss) per common share – diluted	$(0.69)	$(12.42)

Options to purchase treasury stock acquired of 215,400 and 145,348 were not included in the calculation of net loss per diluted common share in the three months ended March 31, 2012 and 2011 respectively, as the inclusion of the options would be anti-dilutive.

13.	Income Taxes

The company’s provision for income taxes for the three months ended March 31 is as follows:

	First quarter
	2012	2011
Current income tax:
Current year expense (recovery)	21.9	3.1
Adjustments to prior years’ income taxes	0.9	(2.3)

	22.8	0.8

Deferred income tax:
Origination and reversal of temporary differences	(35.5)	(157.9)
Adjustments to prior years’ deferred income taxes	3.1	(0.5)
Other	7.2	1.0

	(25.2)	(157.4)

Recovery of income taxes	(2.4)	(156.6)

A reconciliation of income tax calculated at the Canadian statutory tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the three months ended March 31 is summarized in the following table:

	First quarter
	2012	2011
Recovery of income taxes at the Canadian statutory income tax rate	(0.6)	(111.9)
Non-taxable investment income	(36.9)	(29.9)
Tax rate differential on income and losses incurred outside Canada	(11.8)	(19.4)
Change in unrecorded tax benefit of losses	33.0	5.9
Foreign exchange	9.6	(1.4)
Change in tax rate for deferred income taxes	2.6	0.3
Provision (recovery) relating to prior years	0.9	(3.1)
Other including permanent differences	0.8	2.9

Recovery of income taxes	(2.4)	(156.6)

The $2.4 recovery of income taxes in the first quarter of 2012 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 26.3% to the loss before income taxes of $2.3 primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada), and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

The effective income tax rate of 39.5% implicit in the $156.6 recovery of income taxes in the first quarter of 2011 differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

14.	Contingencies and Commitments

Lawsuits

(a)

On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax’s auditors. The plaintiff seeks to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003, and March 22, 2006, inclusive. The complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). The content of the complaint, including the relief sought, is substantially identical to the content of the complaint in a lawsuit filed in 2006 which has been finally dismissed, except that the purported class has been modified so as to avoid the defect which resulted in the dismissal of the earlier lawsuit. The current lawsuit is at a very preliminary stage. The plaintiff in the lawsuit was appointed lead plaintiff, its motion for such appointment being unopposed by any other aspiring lead plaintiff; the defendants have filed motions to dismiss the lawsuit; the plaintiff has filed its opposition to those motions; and the defendants have filed reply memoranda of law in further support of those motions. The ultimate outcome of any litigation is uncertain, and should this lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operation and financial condition. The lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If their motion to dismiss the lawsuit is not successful, Fairfax, OdysseyRe and the named directors and officers intend to vigorously defend against the lawsuit (as they did in the prior lawsuit mentioned above) and the company’s interim consolidated financial statements include no provision for loss in this matter.

(b)

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New

Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers, which counterclaim was voluntarily dismissed by those defendants. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. That defendant is now deceased; however, to the extent necessary, Fairfax intends to vigorously defend against that counterclaim. In September 2008, the Court granted motions for summary judgment brought by several defendants, and dismissed Fairfax’s claims against those defendants. In September 2011, the Court granted the motion for summary judgment brought by S.A.C. Capital and related defendants. In December 2011, the Court granted motions for summary judgment and dismissed claims against Third Point, Kynikos, Institutional Credit Partners and related defendants for lack of personal jurisdiction over those parties in New Jersey. Discovery in this action is ongoing and the remaining defendants have filed motions for summary judgment, which are pending. The Court has scheduled trial of Fairfax’s claims beginning in September 2012. The ultimate outcome of any litigation is uncertain and the company’s interim consolidated financial statements include no provision for loss on the counterclaim.

15.	Acquisitions and Divestitures

Three months ended March 31, 2012

Additional investment in Thai Reinsurance Public Company Limited

On March 19, 2012, the company increased its ownership of the common shares of Thai Reinsurance Public Company Limited (“Thai Re”) from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares, wherein it paid aggregate cash purchase consideration of $77.0 (2.4 billion Thai Baht) for its increased shareholding. Accordingly, on March 19, 2012, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.

On January 10, 2012, the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend of Cdn$0.08 payment made by Prime Restaurants to its common shareholders), representing an aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of that company, reducing Fairfax’s net cash outflow to $56.7 (Cdn$57.7) and its ownership from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada. Fair value and other measurement adjustments related to the acquisition will be prepared subsequent to the completion of the valuation of Prime Restaurants’ assets and liabilities. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Prime Restaurants is summarized in the table below.

Prime Restaurants
Acquisition date	January 10, 2012
Percentage of common shares acquired	81.7%
Assets:
Subsidiary cash and cash equivalents	5.3
Deferred income taxes	10.8
Goodwill and intangible assets	54.7
Other assets	8.7

79.5

Liabilities:
Subsidiary indebtedness	3.1
Accounts payable and accrued liabilities	12.0

15.1
Non-controlling interests	7.7
Net assets acquired	56.7

79.5

Three months ended March 31, 2011

Acquisition of The Pacific Insurance Berhad

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for aggregate cash purchase consideration of $71.5 (216.5 million Malaysian ringgit). The assets and liabilities and results of operations of Pacific Insurance are included in the company’s financial reporting in the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The identifiable assets acquired and liabilities assumed in connection with the acquisition of Pacific Insurance are summarized in the table below.

Acquisition of First Mercury Financial Corporation

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per common share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The identifiable assets acquired and liabilities assumed are summarized in the table below.

	Pacific Insurance	First Mercury
Acquisition date	March 24, 2011	February 9, 2011
Percentage of common shares acquired	100%	100%
Assets:
Insurance contract receivables	7.3	46.9
Portfolio investments(1)	80.2	822.3
Recoverable from reinsurers	26.1	377.4
Deferred income taxes	0.1	9.2
Intangible assets	–	54.7
Goodwill	25.5	79.5
Other assets	10.9	68.9

	150.1	1,458.9

Liabilities:
Subsidiary indebtedness(2)	–	29.7
Accounts payable and accrued liabilities	9.5	73.8
Short sale and derivative obligations	–	2.9
Funds withheld payable to reinsurers	–	83.8
Insurance contract liabilities	69.1	907.4
Long term debt	–	67.0

	78.6	1,164.6
Net assets acquired	71.5	294.3

	150.1	1,458.9

(1)	Included in the carrying value of the acquired portfolio investments of Pacific Insurance and First Mercury were $22.0 and $650.1 respectively of subsidiary cash and cash equivalents.

(2)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

Cunningham Lindsey Group Limited

On January 4, 2011, the company’s associate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

16.	Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2012, compared to those identified at December 31, 2011, and disclosed in the company’s annual consolidated financial statements for the year ended December 31, 2011, except as discussed below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2012, compared to December 31, 2011. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012, for underwriting results by operating segment.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at March 31, 2012, compared to December 31, 2011.

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	March 31, 2012		December 31, 2011
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,704.5	23.2	2,955.5	25.1
AA/Aa	5,406.9	46.4	5,408.0	45.9
A/A	1,941.7	16.7	1,822.6	15.5
BBB/Baa	369.3	3.2	349.3	3.0
BB/Ba	49.3	0.4	75.5	0.6
B/B	233.0	2.0	125.6	1.1
Lower than B/B and unrated	940.2	8.1	1,034.4	8.8

Total	11,644.9	100.0	11,770.9	100.0

Counterparties to Derivative Contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	March 31, 2012	December 31, 2011
Total derivative assets(1)	320.9	389.2
Impact of net settlement arrangements	(56.9)	(101.0)
Fair value of collateral deposited for the benefit of the company(2)	(153.1)	(141.6)
Excess collateral pledged by the company in favour of counterparties	22.9	129.7
Initial margin not held in segregated third party custodian accounts	87.7	80.6

Net derivative counterparty exposure after net settlement and collateral arrangements	221.5	356.9

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $105.0 ($65.7 at December 31, 2011) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at March 31, 2012, consisted of cash of $23.9 ($50.5 at December 31, 2011) and government securities of $234.2 ($156.8 at December 31, 2011) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities on the consolidated balance sheets. The company had not exercised its right to sell or repledge collateral at March 31, 2012. The net derivative counterparty exposure, after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at March 31, 2012, to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The holding company’s remaining known significant commitments for 2012 consist of the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes (repaid on April 26, 2012), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).

The company believes that holding company cash and investments provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At March 31, 2012, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $23.2 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At March 31, 2012, these asset classes represented approximately 7.1% (6.4% at December 31, 2011) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2012, the insurance and reinsurance subsidiaries paid net cash of $486.0 (2011 – $261.5) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the first quarter of 2012, the holding company paid net cash of $212.6 (2011 – $47.9) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At March 31, 2012, the company’s investment portfolio included $11.6 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. There were no significant changes to the company’s exposure to interest rate risk or the framework used to monitor, evaluate and manage interest rate risk at March 31, 2012, compared to December 31, 2011.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	March 31, 2012			December 31, 2011
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	9,619.1	(1,381.8)	(17.4)	9,492.1	(1,536.0)	(19.4)
100 basis point increase	10,598.6	(719.9)	(9.0)	10,597.7	(794.0)	(10.0)
No change	11,644.9	–	–	11,770.9	–	–
100 basis point decrease	12,892.1	860.2	10.7	13,127.7	922.8	11.5
200 basis point decrease	14,396.8	1,899.0	23.6	14,769.9	2,039.6	25.5

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company’s exposure to equity price risk through its equity and equity-related holdings at March 31, 2012, compared to December 31, 2011 are described below.

The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index and certain individual equity securities. In the first quarter of 2012, the company’s equity and equity-related holdings after equity hedges produced a net gain of $15.4 compared to a net gain of $194.0 in the first quarter of 2011. At March 31, 2012, equity hedges with a notional amount of $8,016.2 ($7,135.2 at December 31, 2011) represented 102.5% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,817.1 ($6,822.7 at December 31, 2011). The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The company’s risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company’s historical financial position and results of operations as of and for the quarters ended March 31, 2012 and 2011:

	March 31, 2012		Quarter ended March 31, 2012	March 31, 2011		Quarter ended March 31, 2011
	Exposure / Notional amount	Carrying value	Net earnings (pre-tax)	Exposure / Notional amount	Carrying value	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,518.8	4,518.8	496.7	4,864.6	4,864.6	351.1
Preferred stocks – convertible	466.0	466.0	14.9	617.4	617.4	168.0
Bonds – convertible	484.7	484.7	101.8	583.1	583.1	73.5
Investments in associates(1)	782.1	579.7	–	532.2	403.4	–
Derivatives and other invested assets:
Equity total return swaps – long positions	1,520.1	10.0	224.6	1,251.5	(2.8)	17.3
Equity warrants	45.4	16.1	–	146.1	165.1	12.5

Total equity and equity related holdings	7,817.1	6,075.3	838.0	7,994.9	6,630.8	622.4

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,782.6)	41.8	(130.4)	(848.8)	(38.9)	(42.2)
Equity index total return swaps – short positions	(6,233.6)	(11.0)	(692.2)	(5,796.4)	(202.6)	(386.2)

	(8,016.2)	30.8	(822.6)	(6,645.2)	(241.5)	(428.4)

Net exposure (short) and financial effects	(199.1)		15.4	1,349.7		194.0

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company considers to be long term strategic holdings.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2012, these contracts have a remaining weighted average life of 8.4 years (8.6 years at December 31, 2011), a notional amount of $47,252.5 ($46,518.0 at December 31, 2011) and fair value of $145.4 ($208.2 at December 31, 2011). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During the first quarter of 2012, the company purchased nil (2011 – $13,596.7) notional amount of CPI-linked derivative contracts at a cost of nil (2011 – $122.6) and recorded net mark-to-market losses of $68.0 (2011– $167.2) for positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not significantly different at March 31, 2012, compared to December 31, 2011.

At March 31, 2012, the company had issued Cdn$1,237.5 (Cdn$1,000.0 at December 31, 2011) of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of the stated capital of these preferred shares as an additional economic hedge of its net investment in Northbridge, as described in note 7.

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2012, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $11,480.1, compared to $11,427.0 at December 31, 2011. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2012		December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	1,000.4		962.8

Holding company debt	2,101.2		2,080.6
Subsidiary debt	626.8		623.9
Other long term obligations – holding company	315.3		314.0

Total debt	3,043.3		3,018.5

Net debt	2,042.9		2,055.7

Common shareholders’ equity	7,215.2		7,427.9
Preferred equity	1,166.4		934.7
Non-controlling interests	55.2		45.9

Total equity	8,436.8		8,408.5

Net debt/total equity	24.2%		24.4%
Net debt/net total capital(1)	19.5%		19.6%
Total debt/total capital(2)	26.5%		26.4%
Interest coverage(3)	1.0	x	1.0	x
Interest and preferred share dividend distribution coverage(4)	0.7	x	0.7	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

17.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market and in selected United States and international markets. Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance.

U.S. Insurance – This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), and in Malaysia since March 24, 2011, following the acquisition of Pacific Insurance pursuant to the transaction described in note 15. Fairfax Asia also includes the company’s equity accounted interest in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd’s of London marketplace.

Insurance and Reinsurance – Other

This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Pursuant to this transaction, Syndicate 3330 transferred to Syndicate 3500 cash and investments of $49.5 and other net assets of $12.7 (primarily comprised of net insurance contract receivables) and Syndicate 3500 assumed $62.2 of the net loss reserves of Syndicate 3330. The company’s management does not consider the initial effects of this intercompany transaction in its assessment of the operating results of the Advent and Runoff reporting segments and accordingly, the table that follows which sets out the pre-tax income (loss) of the company’s reporting segments does not give effect to the reinsurance-to-close premiums and incurred losses which would have been ceded by Advent and assumed by Runoff and reflected in their respective standalone statements of earnings. Polish Re is a Polish reinsurance company. Fairfax Brasil is included in this segment since it commenced insurance underwriting activities in March 2010.

Runoff

The Runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, GFIC and Clearwater. The U.K. and international runoff operations of RiverStone (UK) had reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services. As a result of the progress made by RiverStone in managing and reducing the claims reserves of RiverStone (UK), this reinsurance arrangement with nSpire was commuted effective January 1, 2012. This commutation did not have any effect on the consolidated financial reporting of the company. In addition to accepting the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330 as described above, effective January 1, 2012, the company’s runoff Syndicate 3500 received consideration of $9.6 and $5.0 of cash and investments and other net assets, respectively in exchange for assuming all of the net loss reserves of $14.6 of third party Syndicate 535 and Syndicate 1204.

Other

The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life and Prime Restaurants. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley (acquired on August 16, 2011) is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life (acquired on December 22, 2011) is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012 pursuant to the transaction described in note 15) franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other
Gross premiums written(1)
External	259.5	631.4	131.8	599.5	186.0	1,808.2	–	–	–	–	1,808.2
Intercompany	0.8	(0.4)	0.3	3.5	19.9	24.1	–	–	–	(24.1)	–

	260.3	631.0	132.1	603.0	205.9	1,832.3	–	–	–	(24.1)	1,808.2

Net premiums written	201.6	564.0	72.8	525.9	157.3	1,521.6	–	–	–	–	1,521.6

Net premiums earned(2)
External	273.7	416.3	55.6	483.4	105.6	1,334.6	–	–	–	–	1,334.6
Intercompany	(21.7)	2.2	(2.2)	3.6	21.7	3.6	–	–	–	–	3.6

	252.0	418.5	53.4	487.0	127.3	1,338.2	–	–	–	–	1,338.2
Underwriting expenses	(261.7)	(457.0)	(49.2)	(423.3)	(129.5)	(1,320.7)	–	–	–	–	(1,320.7)

Underwriting profit (loss)	(9.7)	(38.5)	4.2	63.7	(2.2)	17.5	–	–	–	–	17.5

Interest income	16.3	19.4	4.5	45.4	10.4	96.0	22.5	–	(8.1)	–	110.4
Dividends	4.9	5.1	1.2	8.4	1.7	21.3	2.5	–	0.8	–	24.6
Investment expenses	(2.7)	(5.2)	(0.5)	(10.1)	(1.5)	(20.0)	(3.3)	–	(1.4)	19.3	(5.4)

Interest and dividends	18.5	19.3	5.2	43.7	10.6	97.3	21.7	–	(8.7)	19.3	129.6

Share of profit (loss) of associates	(2.7)	(4.7)	2.7	(14.5)	7.8	(11.4)	1.2	–	1.5	–	(8.7)

Other
Revenue	–	–	–	–	–	–	1.3	205.0	19.3	(19.3)	206.3
Expenses	–	–	–	–	–	–	(21.3)	(199.2)	–	–	(220.5)

	–	–	–	–	–	–	(20.0)	5.8	19.3	(19.3)	(14.2)

Operating income (loss) before:	6.1	(23.9)	12.1	92.9	16.2	103.4	2.9	5.8	12.1	–	124.2
Net gains (losses) on investments	(81.9)	21.1	(0.9)	61.2	20.3	19.8	51.1	–	(111.8)	–	(40.9)
Interest expense	–	(1.5)	–	(6.9)	(1.2)	(9.6)	(2.3)	(0.1)	(40.9)	–	(52.9)
Corporate overhead and other	(1.7)	(6.7)	–	(2.7)	(0.2)	(11.3)	–	–	(21.4)	–	(32.7)

Pre-tax income (loss)	(77.5)	(11.0)	11.2	144.5	35.1	102.3	51.7	5.7	(162.0)	–	(2.3)
Income taxes											2.4

Net earnings											0.1

Attributable to:
Shareholders of Fairfax											(1.3)
Non-controlling interests											1.4

											0.1

(1)	Excludes $0.6 of Runoff’s returned gross premiums written.

(2)	Excludes $1.3 of Runoff’s net premiums earned.

Quarter ended March 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other
Gross premiums written(1)
External	275.9	507.3	110.5	597.2	200.2	1,691.1	–	–	–	–	1,691.1
Intercompany	0.7	–	1.2	3.5	(16.3)	(10.9)	–	–	–	10.9	–

	276.6	507.3	111.7	600.7	183.9	1,680.2	–	–	–	10.9	1,691.1

Net premiums written(1)	258.4	450.7	61.3	509.9	119.4	1,399.7	–	–	–	–	1,399.7

Net premiums earned(1)
External	289.7	341.7	42.2	448.6	104.6	1,226.8	–	–	–	–	1,226.8
Intercompany	(21.7)	(2.1)	(1.0)	3.3	21.5	–	–	–	–	–	–

	268.0	339.6	41.2	451.9	126.1	1,226.8	–	–	–	–	1,226.8
Underwriting expenses	(277.6)	(375.2)	(35.4)	(679.2)	(209.6)	(1,577.0)	–	–	–	–	(1,577.0)

Underwriting profit (loss)	(9.6)	(35.6)	5.8	(227.3)	(83.5)	(350.2)	–	–	–	–	(350.2)

Interest income	23.8	25.7	3.3	57.6	13.1	123.5	26.9	–	0.3	–	150.7
Dividends	7.2	7.1	1.0	11.0	0.5	26.8	3.4	–	3.2	–	33.4
Investment expenses	(3.3)	(6.0)	(0.3)	(18.4)	(1.5)	(29.5)	(1.1)	–	(1.3)	26.3	(5.6)

Interest and dividends	27.7	26.8	4.0	50.2	12.1	120.8	29.2	–	2.2	26.3	178.5

Share of profit (loss) of associates	1.4	0.5	(13.5)	1.9	(1.1)	(10.8)	2.0	–	2.2	–	(6.6)

Other
Revenue	–	–	–	–	–	–	121.9	154.4	26.3	(26.3)	276.3
Expenses	–	–	–	–	–	–	(147.2)	(148.6)	–	–	(295.8)

	–	–	–	–	–	–	(25.3)	5.8	26.3	(26.3)	(19.5)

Operating income (loss) before:	19.5	(8.3)	(3.7)	(175.2)	(72.5)	(240.2)	5.9	5.8	30.7	–	(197.8)
Net gains (losses) on investments	(1.7)	(85.9)	(2.5)	(26.9)	(10.3)	(127.3)	42.3	–	(16.5)	–	(101.5)
Interest expense	–	(8.8)	–	(7.7)	(1.1)	(17.6)	(2.1)	(0.4)	(33.1)	–	(53.2)
Corporate overhead and other	(2.0)	(5.3)	(1.6)	(4.8)	(0.1)	(13.8)	–	–	(29.8)	–	(43.6)

Pre-tax income (loss)	15.8	(108.3)	(7.8)	(214.6)	(84.0)	(398.9)	46.1	5.4	(48.7)	–	(396.1)
Income taxes											156.6

Net earnings (loss)											(239.5)

Attributable to:
Shareholders of Fairfax											(240.6)
Non-controlling interests											1.1

											(239.5)

(1)	Excludes $119.3, $119.5 and $121.9 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the quarters ended March 31 is shown below:

	First quarter
	2012	2011
Revenue of reporting segments:
Net premiums earned	1,338.2	1,226.8
Interest and dividends	129.6	178.5
Share of profit (loss) of associates	(8.7)	(6.6)
Net gains (losses) on investments	(40.9)	(101.5)
Other revenue per reportable segment	206.3	276.3

Total consolidated revenues	1,624.5	1,573.5

18.	Expenses

Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 are comprised of the following:

	First quarter
	2012	2011
Losses and loss adjustment expenses	847.7	1,251.1
Salaries and employee benefit expenses	231.5	218.9
Other reporting segment cost of inventories	144.0	115.8
Audit, legal and tax professional fees	31.9	39.0
Premium taxes	24.1	22.6
Restructuring costs	0.1	2.1
Depreciation, amortization and impairment charges	16.6	14.2
Operating lease costs	16.8	14.5
Information technology costs	16.5	8.2
Other	38.6	43.2

	1,367.8	1,729.6

19.	Supplementary Cash Flow Information

Cash and cash equivalents are included in the consolidated balance sheets as follows:

	March 31, 2012	December 31, 2011
Holding company cash and investments:
Cash and balances with banks	105.8	39.6
Treasury bills and other eligible bills	27.5	3.9

	133.3	43.5

Cash and balances with banks – restricted(1)	10.2	–
Treasury bills and other eligible bills – restricted(1)	13.1	–

	23.3	–

	156.6	43.5

Subsidiary cash and short term investments:
Cash and balances with banks	848.2	908.3
Treasury bills and other eligible bills	1,006.3	952.0

	1,854.5	1,860.3

Cash and balances with banks – restricted(1)	48.2	48.3
Treasury bills and other eligible bills – restricted(1)	72.6	86.4

	120.8	134.7

	1,975.3	1,995.0

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	5.6	6.2

	2,137.5	2,044.7

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $144.1 at March 31, 2012, and $134.7 at December 31, 2011.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31, are as follows:

	First quarter
	2012	2011
(a) Changes in Operating Assets and Liabilities
Net decrease (increase) in restricted cash and cash equivalents	(9.0)	(8.9)
Provision for losses and loss adjustment expenses	(84.0)	237.3
Provision for unearned premiums	216.3	219.9
Insurance contract receivables	(230.6)	(204.3)
Recoverable from reinsurers	(64.8)	(57.8)
Other receivables	(43.1)	(1.3)
Funds withheld payable to reinsurers	15.2	3.9
Accounts payable and accrued liabilities	1.1	37.9
Income taxes payable	37.3	(9.3)
Other	(70.4)	(6.2)

	(232.0)	211.2

(b) Net interest received
Interest received	129.0	141.5
Interest paid	(26.0)	(26.5)

	103.0	115.0

(c) Net income taxes paid	(30.9)	(8.4)

(d) Dividends received	8.8	13.2

(e) Dividends paid
Common share dividends paid	(205.8)	(205.9)
Preferred share dividends paid	(12.8)	(13.2)

	(218.6)	(219.1)

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of May 1, 2012)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three months ended March 31, 2012, and the notes to the MD&A contained in the company’s 2011 Annual Report.

(2)

The combined ratio is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)

Interest and dividends in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

(4)

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expenses” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps.

(5)

Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Business Developments

Acquisitions

On March 19, 2012, the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $77.0, increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for aggregate net cash consideration of $56.7 (Cdn$57.7 million). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation and its affiliates (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance – Fairfax Asia reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $36.8 at March 31, 2012) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three months ended March 31, are shown in the table that follows (Other revenue comprises the revenue earned by Ridley Inc. (“Ridley”), William Ashley, Sporting Life and Prime Restaurants).

		First quarter
		2012	2011
	Net premiums earned
Insurance	– Canada (Northbridge)	252.0	268.0
	– U.S. (Crum & Forster and Zenith National)	418.5	339.6
	– Asia (Fairfax Asia)	53.4	41.2
	Reinsurance – OdysseyRe	487.0	451.9
	Reinsurance and Insurance – Other	127.3	126.1
	Runoff	1.3	121.9

		1,339.5	1,348.7
	Interest and dividends	120.9	171.9
	Net gains (losses) on investments	(40.9)	(101.5)
	Other revenue	205.0	154.4

		1,624.5	1,573.5

Revenue in the first quarter of 2012 increased to $1,624.5 from $1,573.5 in the first quarter of 2011, reflecting increased net premiums earned by the company’s insurance and reinsurance operations, decreased net losses on investments and increased other revenue, partially offset by decreased net premiums earned at Runoff and decreased interest and dividend income.

The growth in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2012 was principally as a result of the consolidation of the net premiums earned by First Mercury and Pacific Insurance (net increase year-over-year of $31.0 and $11.0 respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($35.1, 7.8%), Crum & Forster ($25.1, 13.1% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($1.2, 2.9% excluding the impact of the consolidation of Pacific Insurance) and Insurance and Reinsurance – Other ($1.2, 1.0%), partially offset by decreased net premiums earned by Northbridge ($16.0, 6.0% including the unfavourable effect of foreign currency translation).

Other revenue of $205.0 (2011 –$154.4) in the first quarter of 2012 principally represented the revenue of Ridley of $167.3 (2011 – $154.4) with the remainder of the other revenue of $37.7 (2011 – nil) related to William Ashley, Sporting Life and Prime Restaurants. Net premiums earned by Runoff in the first quarter of 2011 included $119.6 of non-recurring premiums received in connection with the reinsurance-to-close of Syndicate 376. The year-over-year decrease in net losses on investments and interest and dividend income is described below.

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the weak economy on insured customers, the company’s insurance and reinsurance operations achieved modest growth in gross premiums written and net premiums written in the first quarter of 2012 as shown in the following table. Prior to giving effect to the acquisitions of First Mercury and Pacific Insurance, and the non-recurring portfolio transfer of unearned premium ($42.3) from Group Re to Northbridge in the first quarter of 2011, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 3.7% and 5.7% respectively in the first quarter of 2012 compared to the first quarter of 2011.

	March 31, 2012			March 31, 2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	1,832.3	1,521.6	1,338.2	1,680.2	1,399.7	1,226.8
First Mercury	(89.2)	(77.1)	(65.6)	(54.6)	(42.2)	(34.6)
Pacific Insurance	(14.1)	(9.4)	(11.0)	–	–	–
Group Re portfolio transfer of unearned premiums	–	–	–	42.3	–	–

Insurance and reinsurance operations – as adjusted	1,729.0	1,435.1	1,261.6	1,667.9	1,357.5	1,192.2

Percentage change (year-over-year)	3.7%	5.7%	5.8%

The tables which follow present net premiums written by the company’s insurance and reinsurance operations in the first quarter of 2012 and the first quarter of 2011 (“as reported”) and, in order to better compare the first quarter of 2012 and the first quarter of 2011, the same excluding First Mercury and Pacific Insurance which were acquired during 2011 and the non-recurring portfolio transfer of unearned premium ($42.3) from Group Re to Northbridge in the first quarter of 2011 (“as adjusted”). The “as adjusted” table shows year-over-year increases of net premiums written of 5.7% in the first quarter of 2012.

Net premiums written – as reported

		First quarter		% change year-over- year
		2012	2011
Insurance	– Canada (Northbridge)	201.6	258.4	(22.0)%
	– U.S. (Crum & Forster and Zenith National)	564.0	450.7	25.1%
	– Asia (Fairfax Asia)	72.8	61.3	18.8%
Reinsurance	– OdysseyRe	525.9	509.9	3.1%
Insurance and Reinsurance – Other		157.3	119.4	31.7%

Insurance and reinsurance operations		1,521.6	1,399.7	8.7%

Net premiums written – as adjusted

	First quarter		% change year-over- year
	2012	2011
Insurance – Canada (Northbridge)	201.6	216.1	(6.7)%
– U.S. (Crum & Forster and Zenith National)	486.9	408.5	19.2%
– Asia (Fairfax Asia)	63.4	61.3	3.4%
Reinsurance – OdysseyRe	525.9	509.9	3.1%
Insurance and Reinsurance – Other	157.3	161.7	(2.7)%

Insurance and reinsurance operations	1,435.1	1,357.5	5.7%

Northbridge’s net premiums written decreased by 6.7% (5.2% in Canadian dollar terms) in the first quarter of 2012 compared to the first quarter of 2011, primarily reflecting the continuation in 2012 of intense price competition and industry-wide excess capacity within the Canadian commercial lines market. Net premiums written by U.S. Insurance (excluding First Mercury) increased in the first quarter of 2012 by 19.2% on a year-over-year basis comprised of growth of 18.9% and 19.5% at Crum & Forster and Zenith National respectively. The increase in net premiums written by Crum & Forster reflected growth in its specialty and workers’ compensation lines of business. The increase in net premiums written by Zenith National reflected its ability to write new business and retain existing customers at higher prices within its workers’ compensation line of business. Net premiums written by Fairfax Asia (excluding Pacific Insurance) increased by 3.4% in the first quarter of 2012 compared to the first quarter of 2011, primarily as a result of increased writings of marine hull and commercial automobile lines of business and the favourable effect of foreign currency translation at First Capital. OdysseyRe’s net premiums written increased by 3.1% in the first quarter of 2012 compared to the first quarter of 2011, primarily reflecting increased writings of property catastrophe and crop insurance lines of business, the effect of rate increases on several of OdysseyRe’s lines of business and reduced ceded premiums related to a reduction in global catastrophe reinsurance purchased, partially offset by planned decreases in writings of casualty lines of business and net decreased reinstatement premiums received on a year-over-year basis. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 2.7% in the first quarter of 2012 compared to the first quarter of 2011 primarily as a result of lower net premiums written by Group Re, partially offset by higher net premiums written by Fairfax Brasil, Advent and Polish Re. Consolidated gross premiums written, net premiums written and net premiums earned in the first quarter of 2011 also included $119.6 of non-recurring reinsurance-to-close premiums received by Runoff in connection with Syndicate 376.

Consolidated interest and dividend income of $129.6 in the first quarter of 2012 decreased by 27.4% from $178.5 in the first quarter of 2011 primarily as a result of sales during 2011 of higher yielding government bonds (principally U.S. and U.K. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks and also included a year- over-year increase in total return swap expense ($39.6 in the first quarter of 2012 compared to $26.0 in the first quarter of 2011) attributable to the addition of short positions effected through equity total return swaps in the latter part of 2011.

Share of loss of associates of $8.7 in the first quarter of 2012 included $18.8 related to the company’s share of Fibrek’s net loss (principally comprised of an impairment charge) compared to share of loss of associates of $6.6 in the first quarter of 2011 which included $13.8 related to the company’s share of ICICI Lombard’s net loss (principally comprised of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool).

Net losses on investments of $40.9 in the first quarter of 2012 ($101.5 in the first quarter of 2011) were comprised as shown in the following table:

	First quarter
	2012	2011
Common stocks	496.7	351.1
Preferred stocks – convertible	14.9	168.0
Bonds – convertible	101.8	73.5
Other equity derivatives	224.6	29.8

Equity and equity-related holdings	838.0	622.4
Equity hedges	(822.6)	(428.4)

Equity and equity-related holdings after equity hedges	15.4	194.0
Bonds	32.6	(140.3)
Preferred stocks	1.4	(0.2)
CPI-linked derivatives	(68.0)	(167.2)
Other derivatives	(3.0)	1.6
Foreign currency	(20.9)	10.5
Other	1.6	0.1

Net gains (losses) on investments	(40.9)	(101.5)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(186.1)	(137.9)
U.S. states and municipalities	173.6	11.3
Corporate and other	45.1	(13.7)

	32.6	(140.3)

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index and certain individual equity securities. At March 31, 2012, equity hedges represented 102.5% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,817.1 ($6,822.7 at December 31, 2011). Refer to note 16 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2012, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investment section in this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds in the first quarter of 2012 of $32.6 (2011 – net losses of $140.3) were primarily comprised of net mark-to-market gains on U.S. state and municipal bonds (reflecting changes to credit spreads, partially offset by the effect of increasing interest rates during the first quarter of 2012), partially offset by net mark-to-market losses on U.S. treasury bonds (reflecting the effect of increasing interest rates during the first quarter of 2012). The company’s investment in CPI-linked derivative contracts produced an unrealized loss of $68.0 in the first quarter of 2012 (2011 – $167.2) primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from the Other reporting segment for the three months ended March 31, 2012 and 2011. In that table, interest and dividends and net gains (losses) on investments in the interim consolidated statements of earnings are broken out separately as they relate to the insurance and reinsurance operating results and are included in Runoff and Corporate overhead and other as they relate to these segments.

	First quarter
	2012	2011
Combined ratios
Insurance – Canada (Northbridge)	103.8%	103.6%
– U.S. (Crum & Forster and Zenith National)	109.2%	110.5%
– Asia (Fairfax Asia)	92.2%	85.9%
Reinsurance – OdysseyRe	86.9%	150.3%
Reinsurance and Insurance – Other	101.7%	166.3%

Consolidated	98.7%	128.6%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(9.7)	(9.6)
– U.S. (Crum & Forster and Zenith National)	(38.5)	(35.6)
– Asia (Fairfax Asia)	4.2	5.8
Reinsurance – OdysseyRe	63.7	(227.3)
Reinsurance and Insurance – Other	(2.2)	(83.5)

Underwriting profit (loss)	17.5	(350.2)
Interest and dividends – insurance and reinsurance	85.9	110.0

Operating income (loss)	103.4	(240.2)
Net gains (losses) on investments – insurance and reinsurance	19.8	(127.3)
Runoff	54.0	48.2
Other	5.8	5.8
Interest expense	(52.9)	(53.2)
Corporate overhead and other	(132.4)	(29.4)

Pre-tax income (loss)	(2.3)	(396.1)
Income taxes	2.4	156.6

Net earnings (loss)	0.1	(239.5)

Attributable to:
Shareholders of Fairfax	(1.3)	(240.6)
Non-controlling interests	1.4	1.1

	0.1	(239.5)

Net earnings (loss) per share	$(0.69)	$(12.42)
Net earnings (loss) per diluted share	$(0.69)	$(12.42)
Cash dividends paid per share	$10.00	$10.00

In the first quarter of 2012, the company’s insurance and reinsurance operations reported an underwriting profit of $17.5 and a combined ratio of 98.7% compared to an underwriting loss of $350.2 and a combined ratio of 128.6% in the first quarter of 2011. The following table presents the components of the company’s combined ratios for the three months ended March 31, 2012 and 2011:

	First quarter
	2012	2011
Underwriting profit (loss)	17.5	(350.2)

Loss & LAE – accident year	67.0%	97.2%
Commissions	15.4%	15.2%
Underwriting expense	16.4%	17.3%

Combined ratio – accident year	98.8%	129.7%
Net favourable development	(0.1)%	(1.1)%

Combined ratio – calendar year	98.7%	128.6%

The improvement in the underwriting results of the company’s insurance and reinsurance operations in the first quarter of 2012 reflected the absence of significant current period catastrophe losses in contrast to the significant current period catastrophe losses incurred in the first quarter of 2011. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting profit (loss) of the company for the three months ended March 31, 2012 and 2011, were comprised as follows:

	First quarter
	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	–	–		311.3	25.3
New Zealand (Christchurch) earthquake	–	–		47.9	3.9
Australian storms and Cyclone Yasi	–	–		25.1	2.0
Other	26.2	2.0		17.1	1.6

	26.2	2.0	points	401.4	32.8	points

(1)	Net of reinstatement premiums.

In the first quarter of 2012, the underwriting results of the company’s insurance and reinsurance operations included 0.1 of a combined ratio point ($1.6) of net favourable development of prior years’ reserves primarily related to net favourable development of prior years’ reserves at Northbridge, Fairfax Asia and OdysseyRe, partially offset by net adverse development of prior years’ reserves at Crum & Forster and Group Re. In the first quarter of 2011, the underwriting results of the company’s insurance and reinsurance operations included 1.1 combined ratio points ($13.9) of net favourable development of prior years’ reserves across all segments except Reinsurance and Insurance – Other which reported net adverse development of prior years’ reserves.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The year-over-year decrease in operating expenses of $10.1 in the first quarter of 2012 compared to the first quarter of 2011 primarily reflected decreased holding company corporate overhead expenses (principally lower legal and compensation expenses) and the release of a provision following the favourable resolution of a dispute with a taxation authority related to value added tax at Runoff, partially offset by the year-over-year increase in operating expenses of $4.8 that resulted from the consolidation of First Mercury and Pacific Insurance.

Other expenses of $199.2 (2011 – $148.6) in the first quarter of 2012 included the operating and other costs of Ridley of $161.1 (2011 – $148.6) with the remainder of the other expenses of $38.1 (2011 – nil) related to William Ashley, Sporting Life and Prime Restaurants.

In the first quarter of 2012, the company reported a net loss attributable to shareholders of Fairfax of $1.3 ($0.69 net loss per basic and diluted share) compared to a net loss attributable to shareholders of Fairfax of $240.6 ($12.42 net loss per basic share and diluted share) in the first quarter of 2011. The decrease in the net loss attributable to shareholders of Fairfax in the first quarter of 2012 compared to the first quarter of 2011 was primarily attributable to the improvement in underwriting results year-over-year reflecting the absence of significant current period catastrophe losses in the first quarter of 2012, the lower net losses on investments and decreased holding company and subsidiary company corporate overhead expenses, partially offset by decreased interest and dividend income.

Common shareholders’ equity decreased in the first quarter of 2012 primarily as a result of the company’s payments of dividends on its common and preferred shares ($218.6), the company’s share of actuarial losses on defined benefit plans of associates ($11.0) recognized in retained earnings and the net loss attributable to shareholders of Fairfax ($1.3), partially offset by the effect of increased accumulated other comprehensive income (an increase of $31.9 in the first quarter of 2012, primarily reflecting a net increase in foreign currency translation).

Common shareholders’ equity at March 31, 2012, was $7,215.2 or $354.79 per basic share compared to $364.55 per basic share at December 31, 2011, representing a decrease per basic share in the first quarter of 2012 of 2.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 0.1% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the three months ended March 31, 2012 and 2011. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re.

Quarter ended March 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing Operations	Runoff	Other	Inter- company	Corporate & Other	Consolidated
Gross premiums written	260.3	631.0	132.1	603.0	205.9	1,832.3	(0.6)	–	(24.1)	–	1,807.6

Net premiums written	201.6	564.0	72.8	525.9	157.3	1,521.6	–	–	–	–	1,521.6

Net premiums earned	252.0	418.5	53.4	487.0	127.3	1,338.2	1.3	–	–	–	1,339.5

Underwriting profit (loss)	(9.7)	(38.5)	4.2	63.7	(2.2)	17.5	–	–	–	–	17.5
Interest and dividends	15.8	14.6	7.9	29.2	18.4	85.9	–	–	–	–	85.9

Operating income (loss) before:	6.1	(23.9)	12.1	92.9	16.2	103.4	–	–	–	–	103.4
Net gains (losses) on investments	(81.9)	21.1	(0.9)	61.2	20.3	19.8	51.1	–	–	–	70.9
Runoff	–	–	–	–	–	–	2.9	–	–	–	2.9
Other	–	–	–	–	–	–	–	5.8	–	–	5.8
Interest expense	–	(1.5)	–	(6.9)	(1.2)	(9.6)	(2.3)	(0.1)	–	(40.9)	(52.9)
Corporate overhead and other	(1.7)	(6.7)	–	(2.7)	(0.2)	(11.3)	–	–	–	(121.1)	(132.4)

Pre-tax income (loss)	(77.5)	(11.0)	11.2	144.5	35.1	102.3	51.7	5.7	–	(162.0)	(2.3)
Income taxes											2.4

Net earnings											0.1

Attributable to:
Shareholders of Fairfax											(1.3)
Non-controlling interests											1.4

											0.1

Quarter ended March 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing Operations	Runoff	Other	Inter- company	Corporate & Other	Consolidated
Gross premiums written	276.6	507.3	111.7	600.7	183.9	1,680.2	119.3	–	10.9	–	1,810.4

Net premiums written	258.4	450.7	61.3	509.9	119.4	1,399.7	119.5	–	–	–	1,519.2

Net premiums earned	268.0	339.6	41.2	451.9	126.1	1,226.8	121.9	–	–	–	1,348.7

Underwriting profit (loss)	(9.6)	(35.6)	5.8	(227.3)	(83.5)	(350.2)	–	–	–	–	(350.2)
Interest and dividends	29.1	27.3	(9.5)	52.1	11.0	110.0	–	–	–	–	110.0

Operating income (loss) before:	19.5	(8.3)	(3.7)	(175.2)	(72.5)	(240.2)	–	–	–	–	(240.2)
Net gains (losses) on investments	(1.7)	(85.9)	(2.5)	(26.9)	(10.3)	(127.3)	42.3	–	–	–	(85.0)
Runoff	–	–	–	–	–	–	5.9	–	–	–	5.9
Other	–	–	–	–	–	–	–	5.8	–	–	5.8
Interest expense	–	(8.8)	–	(7.7)	(1.1)	(17.6)	(2.1)	(0.4)	–	(33.1)	(53.2)
Corporate overhead and other	(2.0)	(5.3)	(1.6)	(4.8)	(0.1)	(13.8)	–	–	–	(15.6)	(29.4)

Pre-tax income (loss)	15.8	(108.3)	(7.8)	(214.6)	(84.0)	(398.9)	46.1	5.4	–	(48.7)	(396.1)
Income taxes											156.6

Net earnings (loss)											(239.5)

Attributable to:
Shareholders of Fairfax											(240.6)
Non-controlling interests											1.1

											(239.5)

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations, Runoff and Other by reporting segment for the three months ended March 31, 2012 and 2011.

Canadian Insurance – Northbridge(1)

	First quarter
	2012	2011
Underwriting profit (loss)	(9.7)	(9.6)

Loss & LAE – accident year	71.5%	73.0%
Commissions	14.6%	14.1%
Underwriting expenses	19.9%	19.5%

Combined ratio – accident year	106.0%	106.6%
Net favourable development	(2.2)%	(3.0)%

Combined ratio – calendar year	103.8%	103.6%

Gross premiums written	260.3	276.6

Net premiums written	201.6	258.4

Net premiums earned	252.0	268.0

Underwriting profit (loss)	(9.7)	(9.6)
Interest and dividends	15.8	29.1

Operating income	6.1	19.5
Net gains (losses) on investments	(81.9)	(1.7)

Pre-tax income (loss) before interest and other	(75.8)	17.8

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. As of March 1, 2012, these subsidiaries have changed their names to Northbridge General, Northbridge Commercial and Northbridge Indemnity, respectively. This new brand is comprised of Northbridge’s broker small-to-medium account, transportation and large account segments and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance continues to operate as the company’s captive agency distribution arm and Zenith continues to operate its direct personal lines business.

The continuation in 2012 of intense price competition and industry-wide excess capacity within the Canadian commercial lines insurance market resulted in Northbridge’s underwriting results remaining consistent on a year-over-year basis. Northbridge reported an underwriting loss of $9.7 and a combined ratio of 103.8% in the first quarter of 2012 (inclusive of $5.5 or 2.2 combined ratio points of net favourable development of prior years’ reserves ) compared to an underwriting loss of $9.6 and a combined ratio of 103.6% in the first quarter of 2011 (inclusive of $8.0 or 3.0 combined ratio points of net favourable development of prior years’ reserves). Net favourable development in the first quarters of 2012 and 2011 reflected better than expected emergence across most accident years and lines of business. The underwriting results in the first quarter of 2012 included 0.5 of a combined ratio point ($1.2) of current year catastrophe losses primarily related tornados in the U.S. midwest which affected Northbridge’s U.S. property segment. The underwriting results in 2011 included 0.4 of a combined ratio point ($1.0) of current year catastrophe losses primarily related to winter storm activity in the U.S. midwest and along the U.S. east coast which affected Northbridge’s U.S. property segment.

Decreases in new business and lower retentions of existing business in the first quarter of 2012 relative to the first quarter of 2011 were partially mitigated by modest improvements in pricing which contributed to a year-over-year decline in gross premiums written of 4.4% (in Canadian dollar terms). Prior to giving effect to the unearned premium portfolio transfer in the first quarter of 2011 (described below), net premiums written by Northbridge decreased by 5.2% (in Canadian dollar terms) in the first quarter of 2012 consistent with the decrease in gross premiums written and also reflected a small increase in premiums ceded to reinsurers in the first quarter of 2012, principally related to fronted and facultative risks. Net premiums earned in the first quarter of 2012 decreased by 4.5% (in Canadian dollar terms) compared to the first quarter of 2011, primarily as a result of the factors described above. Effective January 1, 2011, Northbridge reduced its participation on a quota share reinsurance contract with Group Re from 20% to 10% which resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re (the “unearned premiums portfolio transfer”).

The impact of the significant year-over-year increase in net losses on investments (as set out in the table below), decreased interest and dividend income (principally related to sales during 2011 of higher yielding government and corporate bonds and preferred stocks where the proceeds were reinvested into lower yielding cash and short term investments and common stocks) and the stable underwriting loss year-over-year produced a pre-tax loss before interest and other of $75.8 in the first quarter of 2012 compared to pre-tax income before interest and other of $17.8 in the first quarter of 2011.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	41.9	84.9
Equity hedges	(108.6)	(63.7)
Bonds	19.0	(11.5)
Preferred stocks	(7.5)	30.0
CPI-linked derivatives	(14.2)	(35.4)
Foreign currency	(14.2)	(5.8)
Other	1.7	(0.2)

Net gains (losses) on investments	(81.9)	(1.7)

Northbridge’s cash resources, excluding the impact of foreign currency translation, decreased by $163.3 in the first quarter of 2012 compared to a decrease of $138.3 in the first quarter of 2011. Cash used in operating activities of $52.6 in the first quarter of 2012, compared to $6.4 of net cash provided by operating activities in the first quarter of 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year decrease primarily attributable to the non-recurring receipt of $42.3 of cash in connection with the unearned premium portfolio transfer in the first quarter of 2011.

U.S. Insurance

	First quarter
	2012			2011
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(14.3)	(24.2)	(38.5)	(9.0)	(26.6)	(35.6)

Loss & LAE – accident year	69.4%	77.3%	72.0%	70.1%	76.5%	72.2%
Commissions	13.3%	9.9%	12.2%	12.7%	9.7%	11.7%
Underwriting expenses	20.6%	30.7%	23.9%	22.1%	37.2%	27.2%

Combined ratio – accident year	103.3%	117.9%	108.1%	104.9%	123.4%	111.1%
Net adverse (favourable) development	1.8%	(0.2)	1.1%	(0.9)%	–	(0.6)%

Combined ratio – calendar year	105.1%	117.7%	109.2%	104.0%	123.4%	110.5%

Gross premiums written	370.6	260.4	631.0	287.8	219.5	507.3

Net premiums written	308.2	255.8	564.0	236.6	214.1	450.7

Net premiums earned	281.9	136.6	418.5	225.8	113.8	339.6

Underwriting profit (loss)	(14.3)	(24.2)	(38.5)	(9.0)	(26.6)	(35.6)
Interest and dividends	9.2	5.4	14.6	14.6	12.7	27.3

Operating income (loss)	(5.1)	(18.8)	(23.9)	5.6	(13.9)	(8.3)
Net gains (losses) on investments	28.8	(7.7)	21.1	(80.9)	(5.0)	(85.9)

Pre-tax income (loss) before interest and other	23.7	(26.5)	(2.8)	(75.3)	(18.9)	(94.2)

(1)

These results differ from those published by Zenith National primarily due to differences between IFRS and US GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster effectively reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster in future periods and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury and commenced consolidating the assets, liabilities and results of operations of First Mercury since acquisition within the Crum & Forster operating segment. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011, business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

Crum & Forster

Crum & Forster reported an underwriting loss of $14.3 and a combined ratio of 105.1% in the first quarter of 2012 compared to an underwriting loss of $9.0 and a combined ratio of 104.0% in the first quarter of 2011. The underwriting results of Crum & Forster in the first quarter of 2012 included 1.8 combined ratio points ($5.0) of net adverse development of prior years’ reserves (related to a single large property loss) compared to 0.9 of a combined ratio point ($2.0) of net favourable development of prior years’ reserves included in the first quarter of 2011 underwriting results (principally related to surety claims reserves). Catastrophe losses of $1.1 added 0.4 of a combined ratio point to the underwriting results in the first quarter of 2012 (primarily related to the impact of the tornados in the south and central U.S.) compared to catastrophe losses of $2.7 which added 1.2 combined ratio points to the underwriting results in the first quarter of 2011 (related to the impact on First Mercury of the Japan earthquake and tsunami and the second New Zealand (Christchurch) earthquake). Crum & Forster’s expense ratio (excluding commissions) improved to 20.6% in the first quarter of 2012 compared to 22.1% in the first quarter of 2011 primarily as a result of a 24.8% increase in net premiums earned relative to a 16.2% increase in underwriting operating expenses. The increase in Crum & Forster’s commission expense ratio (13.3% in the first quarter of 2012 compared to 12.7% in the first quarter of 2011) reflected increased writings of excess and surplus and other specialty lines of business where commission rates are higher than on standard lines of business.

Gross premiums written in the first quarter of 2012 increased to $370.6 from $287.8 in the first quarter of 2011 with the increase of 28.8% comprised of growth of $73.3 and $9.5 in specialty and standard lines of business, respectively. The growth in specialty lines primarily reflected the year-over-year increase of approximately $19 related to the inclusion of First Mercury’s gross premiums written for the full first quarter of 2012 whereas First Mercury’s gross premiums written were included from its acquisition date of February 9, 2011, in the first quarter of 2011. Specialty lines gross premiums written in the first quarter of 2012 also benefited from approximately $16 of premiums produced by First Mercury’s managing general agency business (in the prior year this business was produced on behalf of insurance carriers outside of the Fairfax group) and increased writings of property lines of business at Crum & Forster’s Seneca division and within many of its other specialty lines of business consistent with its strategy of achieving growth by focusing on niche and underserved market segments. The increase in standard lines gross premiums written principally related to workers’ compensation lines of business where Crum & Forster achieved pricing increases and benefited from the growth in the payrolls of its insured customers. Gross premiums written by Crum and Forster in the first quarters of 2012 and 2011 included $89.2 and $54.6 of premiums that were written as a result of the acquisition of First Mercury. Net premiums written and net premiums earned in the first quarter of 2012 increased by 30.3% and 24.8% respectively compared to the first quarter of 2011, consistent with the growth in gross premiums written.

The decrease in interest and dividend income from $14.6 in the first quarter of 2011 to $9.2 in the first quarter of 2012 primarily related to lower investment income earned as a result of the sale during the quarter of higher yielding bonds (municipal bonds were sold to affiliates of Fairfax and government and corporate bonds were sold to third parties) and common stocks where the proceeds were reinvested into lower yielding cash and short term investments and common stocks. The decrease also reflected Crum & Forster’s share of an associate’s net loss (principally comprised of an impairment charge). The combination of the year-over-year increase in net gains on investments (as set out in the table below), partially offset by the increased underwriting loss and decreased interest and dividend income, produced pre-tax income before interest and other of $23.7 in the first quarter of 2012 compared to a pre-tax loss before interest and other of $75.3 in the first quarter of 2011.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	155.9	29.8
Equity hedges	(151.0)	(106.1)
Bonds	36.2	4.1
Preferred stocks	4.9	23.1
CPI-linked derivatives	(12.5)	(28.4)
Credit default swaps	(4.4)	(5.1)
Other	(0.3)	1.7

Net gains (losses) on investments	28.8	(80.9)

Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $25.1 in the first quarter of 2012 compared to an increase of $218.4 in the first quarter of 2011. Cash provided by operating activities was $0.5 in the first quarter of 2012, compared to cash used in operating activities of $40.6 in the first quarter of 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year improvement primarily attributable to higher premium collections, partially offset by higher net paid losses.

Crum & Forster paid dividends to Fairfax of $63.0 and $104.0 in the first quarters of 2012 and 2011, respectively. During the first quarter of 2011, Fairfax contributed capital to Crum & Forster comprised of its investment in First Mercury ($294.3 in-kind) and cash to fund the repayment of First Mercury’s short term debt ($31.0).

Zenith National

Zenith National reported an underwriting loss of $24.2 and a combined ratio of 117.7% in the first quarter of 2012, compared to an underwriting loss of $26.6 and a combined ratio of 123.4% in the first quarter of 2011. The improvement in Zenith National’s combined ratio primarily reflected the 6.5 percentage point decrease in Zenith National’s expense ratio (excluding commissions) primarily as a result of the 20.0% increase in net premiums earned. Expenses reflect Zenith National’s commitment to its service strategy over the long-term and position the company to grow its business as it finds profitable opportunities. Net premiums earned in the first quarter of 2012 of $136.6 increased from $113.8 in the first quarter of 2011 reflecting Zenith National’s ability to write new business and retain existing customers at higher prices as the competitive environment for workers’ compensation business changes.

The decrease in interest and dividend income from $12.7 in the first quarter of 2011 to $5.4 in the first quarter of 2012 was primarily attributable to the sale of higher yielding long-term U.S. government bonds during the fourth quarter of 2011, where the proceeds were reinvested into lower yielding short-term investments and equity securities. In addition, losses incurred in the first quarter of 2012 in connection with a limited partnership and total return swap expenses related to the hedge of Zenith National’s equity and equity-related holdings further reduced interest and dividends in the first quarter of 2012 compared to the first quarter of 2011. The combination of the year-over-year decrease in interest and dividend income and increased net losses on investments (as set out in the table below), partially offset by the decreased underwriting loss, produced a pre-tax loss before interest and other of $26.5 in the first quarter of 2012 compared to a pre-tax loss before interest and other of $18.9 in the first quarter of 2011.

	First quarter
	2012	2011
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	22.5	10.9
Equity hedges	(19.4)	–
Bonds	(10.9)	(17.9)
Preferred stocks	6.4	1.3
CPI-linked derivatives	(7.2)	–
Other	0.9	0.7

Net gains (losses) on investments	(7.7)	(5.0)

At March 31, 2012, Zenith National had cash and cash equivalents of $18.8. Cash provided by operating activities was $5.3 in the first quarter of 2012 compared to cash used in operating activities of $6.4 in the first quarter of 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) reflecting increased premium collections, partially offset by reduced investment income.

Zenith National paid dividends to Fairfax and its affiliates in the first quarter of 2012 of $100.0 (nil in the first quarter of 2011).

Fairfax Asia

	First quarter
	2012	2011
Underwriting profit	4.2	5.8

Loss & LAE – accident year	77.5%	76.7%
Commissions	5.7%	5.7%
Underwriting expenses	12.4%	7.0%

Combined ratio – accident year	95.6%	89.4%
Net favourable development	(3.4)%	(3.5)%

Combined ratio – calendar year	92.2%	85.9%

Gross premiums written	132.1	111.7

Net premiums written	72.8	61.3

Net premiums earned	53.4	41.2

Underwriting profit	4.2	5.8
Interest and dividends	7.9	(9.5)

Operating income (loss)	12.1	(3.7)
Net gains (losses) on investments	(0.9)	(2.5)

Pre-tax income (loss) before interest and other	11.2	(6.2)

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of Pacific Insurance and commenced consolidating the assets, liabilities and results of operations of Pacific Insurance since acquisition within the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia.

Underwriting results for Fairfax Asia in the first quarter of 2012 featured an underwriting profit of $4.2 and a combined ratio of 92.2%, compared to an underwriting profit of $5.8 and a combined ratio of 85.9% in the first quarter of 2011. The first quarter of 2012 combined ratios for First Capital, Falcon and Pacific Insurance were 82.4%, 103.5% and 95.6% (2011 – 77.8%, 104.6% and not applicable) respectively. The underwriting results in the first quarter of 2012 included 3.4 combined ratio points ($1.8) of net favourable development of prior years’ reserves compared to 3.5 combined ratio points ($1.4) of net favourable development of prior years’ reserves in the first quarter of 2011, with the net favourable development in each of the first quarters of 2012 and 2011 primarily attributable to commercial automobile lines of business. Gross premiums written, net premiums written and net premiums earned increased by 5.6%, 3.4% and 2.9% during the first quarter of 2012 respectively (excluding the year-over-year increase in gross premiums written, net premiums written and net premiums earned by Pacific Insurance of $14.1, $9.4 and $11.0 respectively) primarily as a result of increased writings of marine hull and commercial automobile lines of business and the favourable effect of foreign currency translation at First Capital.

Fairfax Asia’s interest and dividend income excluding its share of the profit and loss of associates increased to $5.2 in the first quarter of 2012 from $4.0 in the first quarter of 2011 primarily as a result of increased interest and dividends earned on a larger average investment portfolio reflecting the consolidation of Pacific Insurance. Interest and dividend income in the first quarter of 2011 included Fairfax Asia’s share of the loss of ICICI Lombard of $13.8 which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool. The year-over-year increase in interest and dividend income and the decrease in net losses on investments (as set out in the table below), partially offset by decreased underwriting profit, produced pre-tax income before interest and other of $11.2 in the first quarter of 2012 compared to a pre-tax loss before interest and other of $6.2 in the first quarter of 2011.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	10.4	1.3
Equity hedges	(14.2)	(7.9)
Bonds	9.1	(0.2)
Preferred stocks	(0.6)	6.4
Foreign currency	(5.6)	(2.1)

Net gains (losses) on investments	(0.9)	(2.5)

Reinsurance – OdysseyRe(1)

	First quarter
	2012	2011
Underwriting profit (loss)	63.7	(227.3)

Loss & LAE – accident year	58.5%	122.5%
Commissions	18.9%	17.8%
Underwriting expenses	10.0%	11.0%

Combined ratio – accident year	87.4%	151.3%
Net favourable development	(0.5)%	(1.0)%

Combined ratio – calendar year	86.9%	150.3%

Gross premiums written	603.0	600.7

Net premiums written	525.9	509.9

Net premiums earned	487.0	451.9

Underwriting profit (loss)	63.7	(227.3)
Interest and dividends	29.2	52.1

Operating income (loss)	92.9	(175.2)
Net gains (losses) on investments	61.2	(26.9)

Pre-tax income (loss) before interest and other	154.1	(202.1)

(1)

These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported an underwriting profit of $63.7 and a combined ratio of 86.9% in the first quarter of 2012 compared to an underwriting loss of $227.3 and a combined ratio of 150.3% in the first quarter of 2011. The year-over-year improvement in the underwriting results reflected the modest impact of current period catastrophe losses in the first quarter of 2012 compared to the significant impact of the Japan earthquake and tsunami and New Zealand (Christchurch) earthquake in the first quarter of 2011 (as set out in the table below). Net favourable development of prior years’ reserves in the first quarters of 2012 and 2011 was not significant. OdysseyRe’s expense ratio (excluding commissions) decreased modestly (10.0% in the first quarter of 2012 compared to 11.0% in the first quarter of 2011) primarily as a result of the year-over-year increase in net premiums earned of 7.8%. OdysseyRe’s commission expense ratio of 18.9% in the first quarter of 2012 (compared to 17.8% in the first quarter of 2011), reflected increased profit commissions payable in the first quarter of 2012 and reinstatement premiums earned in the first quarter of 2011 which did not attract commissions. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting results of OdysseyRe for the three months ended March 31, 2012 and 2011, were comprised as follows:

	First quarter
	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	–	–		252.4	56.0
New Zealand (Christchurch) earthquake	–	–		22.8	5.2
Other	23.6	4.8		22.2	5.0

	23.6	4.8	points	297.4	66.2 points

(1)	Net of reinstatement premiums.

Gross premiums written in the first quarter of 2012 increased by 0.4% to $603.0 from $600.7 in the first quarter of 2011 reflecting increased writings of property catastrophe and crop insurance lines of business and rate increases on property catastrophe, medical malpractice, commercial automobile liability and offshore energy lines of business, partially offset by planned decreases in writings of casualty lines of business and lower reinstatement premiums received on a year-over-year basis. Net premiums written of $525.9 in the first quarter of 2012 increased by 3.1% from $509.9 in the first quarter of 2011. The growth in net premiums written was greater than the growth in gross premiums written due to lower ceded reinstatement premiums and reduced ceded premiums related to a reduction in global catastrophe reinsurance purchased by OdysseyRe in the first quarter of 2012. Net premiums earned during the first quarter of 2012 of $487.0 increased by 7.8% from $451.9 in the first quarter of 2011 and reflected the earning of the increased net premiums written in 2011 and in the first quarter of 2012 (principally related to property lines of business).

Interest and dividend income decreased from $52.1 in the first quarter of 2011 to $29.2 in the first quarter of 2012. The decrease primarily reflected OdysseyRe’s share of an associate’s net loss (principally comprised of an impairment charge) and lower investment income earned as a result of sales during 2011 of higher yielding government and corporate bonds where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, partially offset by decreased investment administration fees. The significant improvement in underwriting profitability and increased net gains on investments (as set out in the table below), partially offset by decreased interest and dividend income, produced pre-tax income before interest and other of $154.1 in the first quarter of 2012 compared to a pre-tax loss before interest and other of $202.1 in the first quarter of 2011.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	269.0	151.7
Equity hedges	(252.0)	(154.1)
Bonds	79.2	(14.4)
Preferred stocks	13.3	74.4
CPI-linked derivatives	(29.6)	(86.0)
Foreign currency	(8.1)	3.9
Other	(10.6)	(2.4)

Net gains (losses) on investments	61.2	(26.9)

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $177.4 in the first quarter of 2012 compared to a decrease of $313.5 in the first quarter of 2011. Cash provided by operating activities was $11.0 in the first quarter of 2012, compared to $55.8 in the first quarter of 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year change primarily attributable to increased loss payments related to the 2011 catastrophe losses.

Insurance and Reinsurance – Other

	First quarter
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	1.5	(0.5)	0.1	(3.3)	–	(2.2)

Loss & LAE – accident year	68.9%	64.6%	75.3%	87.6%	–	69.8%
Commissions	21.3%	19.6%	15.7%	3.6%	–	18.4%
Underwriting expenses	0.7%	16.6%	5.7%	40.5%	–	10.8%

Combined ratio – accident year	90.9%	100.8%	96.7%	131.7%	–	99.0%
Net (favourable) adverse development	6.0%	0.3%	2.8%	(1.3)%	–	2.7%

Combined ratio – calendar year	96.9%	101.1%	99.5%	130.4%	–	101.7%

Gross premiums written	54.9	113.2	35.8	24.7	(22.7)	205.9

Net premiums written	54.9	70.4	27.7	4.3	–	157.3

Net premiums earned	50.3	48.0	18.2	10.8	–	127.3

Underwriting profit (loss)	1.5	(0.5)	0.1	(3.3)	–	(2.2)
Interest and dividends	12.6	3.3	1.3	1.2	–	18.4

Operating income (loss)	14.1	2.8	1.4	(2.1)	–	16.2
Net gains (losses) on investments	8.5	8.0	1.3	2.5	–	20.3

Pre-tax income (loss) before interest and other	22.6	10.8	2.7	0.4	–	36.5

	First quarter
	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(40.0)	(41.3)	(0.2)	(2.0)	–	(83.5)

Loss & LAE – accident year	135.0%	147.0%	79.1%	72.7%	–	131.8%
Commissions	24.6%	21.0%	10.6%	(21.3)%	–	21.1%
Underwriting expenses	1.3%	22.6%	8.1%	149.6%	–	11.6%

Combined ratio – accident year	160.9%	190.6%	97.8%	201.0%	–	164.5%
Net (favourable) adverse development	(0.1)%	3.5%	3.7%	15.4%	–	1.8%

Combined ratio – calendar year	160.8%	194.1%	101.5%	216.4%	–	166.3%

Gross premiums written	38.0	140.9	29.0	11.0	(35.0)	183.9

Net premiums written	37.9	63.4	22.8	(4.7)	–	119.4

Net premiums earned	65.7	43.9	14.7	1.8	–	126.1

Underwriting profit (loss)	(40.0)	(41.3)	(0.2)	(2.0)	–	(83.5)
Interest and dividends	6.0	4.6	0.3	0.1	–	11.0

Operating income (loss)	(34.0)	(36.7)	0.1	(1.9)	–	(72.5)
Net gains (losses) on investments	(2.4)	(7.1)	(2.4)	1.6	–	(10.3)

Pre-tax income (loss) before interest and other	(36.4)	(43.8)	(2.3)	(0.3)	–	(82.8)

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Refer to the Runoff section of this MD&A for a description of this transaction which has not been reflected in the table above. Had this reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent’s underwriting profit would be unchanged in the first quarter of 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company’s strategy of consolidating all of its runoff operations under the supervision of RiverStone management and is expected to reduce the interest and dividend income and operating expenses of Advent in future periods.

In the first quarter of 2012, the Insurance and Reinsurance – Other segment produced a combined ratio of 101.7% and an underwriting loss of $2.2, compared to a combined ratio of 166.3% and an underwriting loss of $83.5 in the first quarter of 2011. Current period catastrophe losses totaled 0.3 of a combined ratio point ($0.4) in the first quarter of 2012 compared to 80.1 combined ratio points ($100.3) in the first quarter of 2011 (as set out in the table below). The underwriting results in the first quarter of 2012 included 2.7 combined ratio points ($3.5) of net unfavourable development of prior years’ reserves, principally at Group Re, comprising net adverse reserve development on catastrophe losses occurring in 2011. The underwriting results in the first quarter of 2011 included 1.8 combined ratio points ($2.3) of net unfavourable development of prior years’ reserves, comprising net adverse development principally at Advent. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting results of the Insurance and Reinsurance – Other segment for the three months ended March 31, 2012 and 2011, were comprised as follows:

	First quarter
	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	–	–		56.9	44.7
New Zealand (Christchurch) earthquake	–	–		24.8	19.3
Australian storms and Cyclone Yasi	–	–		18.6	14.7
Other	0.4	0.3		–	1.4

	0.4	0.3	points	100.3	80.1	points

(1)	Net of reinstatement premiums.

Gross premiums written by the Insurance and Reinsurance – Other segment increased by $22.0 or 12.0% in the first quarter of 2012 compared to the first quarter of 2011. Gross premiums written and net premiums written by Group Re in the first quarter of 2012 increased by 44.5% and 44.9% respectively as a result of the unearned premium portfolio transfer of $42.3 (as described in the Northbridge section of this MD&A) which suppressed the gross premiums written and net premiums written by Group Re in the first quarter of 2011. Group Re’s net premiums earned was unaffected by this transaction on a year-over-year basis. Advent’s gross premiums written in the first quarter of 2012 decreased by 19.7% on a year-over-year basis primarily as a result of the non-renewal of certain reinsurance business in the first quarter of 2012 where rates were considered inadequate and lower reinstatement premiums received in the first quarter of 2012 relative to the first quarter of 2011. Advent’s net premiums written and net premiums earned increased by 11.0% and 9.3% as a result of lower reinstatement premiums paid in the first quarter of 2012 relative to the first quarter of 2011 and decreased third party reinsurance purchased by Advent in the first quarter of 2012. Gross premiums written by Polish Re in the first quarter of 2012 increased by 23.4% as a result of increased writings of property lines of business in the central and eastern European regions, partially offset by the unfavourable effect of foreign currency translation. The increases in Polish Re’s net premiums written and net premiums earned were consistent with the increase in gross premiums written. The increase in gross premiums written by Fairfax Brasil reflected growth in its principal lines of business (property, marine, liability and aviation). Fairfax Brasil’s lower net premiums written relative to its gross premiums written reflects the cost of purchasing excess of loss reinsurance as the company continues to increase its automatic reinsurance capacity to support further expansion.

The increase in interest and dividend income from $11.0 in the first quarter of 2011 to $18.4 in the first quarter of 2012 primarily reflected Group Re’s share of the profit of an associate (CLGL) which was acquired from Fairfax during the first quarter of 2012. The year-over-year improvement in underwriting profitability, increased net gains on investments (as set out in the table below) and increased interest and dividend income, produced pre-tax income before interest and other of $36.5 in the first quarter of 2012 compared to a pre-tax loss before interest and other of $82.8 in the first quarter of 2011.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	25.5	7.6
Equity hedges	(18.3)	(1.1)
Bonds	10.1	(12.2)
Preferred stocks	2.2	3.5
CPI-linked derivatives	(1.1)	(7.3)
Foreign currency	1.9	(1.0)
Other	–	0.2

Net gains (losses) on investments	20.3	(10.3)

During the first quarter of 2012, Fairfax made a capital contribution of $5.8 to Fairfax Brasil to support its growth.

Runoff

	First quarter
	2012	2011
Gross premiums written	(0.6)	119.3

Net premiums written	–	119.5

Net premiums earned	1.3	121.9
Losses on claims	(3.5)	(122.5)
Operating expenses	(17.8)	(24.7)
Interest and dividends	22.9	31.2

Operating income (loss)	2.9	5.9
Net gains (losses) on investments	51.1	42.3

Pre-tax income before interest and other	54.0	48.2

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $49.5 of cash and investments and $12.7 of other net assets (primarily consisting of net insurance contract receivables) as consideration for the assumption of net loss reserves of $62.2. In its assessment of the performance of Advent and Runoff, the company’s management does not consider the initial effects of this reinsurance-to-close transaction between related parties and accordingly, the tables which set out the operating results of Advent and Runoff do not give effect to this transaction. Had this reinsurance-to-close transaction been reflected in the table above, gross premiums written, net premiums written and net premiums earned would have increased by $62.2 and ceded losses on claims would have decreased by $62.2 with the result that Runoff’s operating loss would be unchanged in the first quarter of 2012.

Effective January 1, 2012, all of the net insurance liabilities of Syndicate 535 and Syndicate 1204 were novated to Syndicate 3500. The novation of the net insurance liabilities of Syndicate 535 and Syndicate 1204 resulted in the receipt by Syndicate 3500 of $9.6 of cash and investments and $5.0 of other net assets as consideration for the assumption of net loss reserves of $14.6. Syndicate 535 and Syndicate 1204 are Lloyd’s syndicates that were unrelated to Fairfax and its affiliates prior to the transaction. In its interim consolidated financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed recognized on the consolidated balance sheet. The consolidated income statement remained unaffected by this transaction.

On December 31, 2011, Crum & Forster effectively reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

On January 1, 2011, Syndicate 3500 accepted the reinsurance-to-close of all of the net insurance liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 of other assets (primarily consisting of net insurance contract receivables) as consideration (reported as premiums in the table above) for the assumption of net loss reserves of $119.6 (reported as losses on claims in the table above). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

The Runoff segment pre-tax income before interest of $54.0 in the first quarter of 2012 (compared to pre-tax income before interest of $48.2 in the first quarter of 2011) primarily reflected the year-over-year increase in net gains on investments (as set out in the table below) and decreased operating income of $2.9 (compared to operating income of $5.9 in the first quarter of 2011). The decreased operating income in the first quarter of 2012 relative to the first quarter of 2011 principally reflected lower losses on claims and a modest decrease in operating expenses, partially offset by decreased interest and dividends. Losses on claims of $122.5 in the first quarter of 2011 were principally comprised of $119.6 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376. The decrease in operating expenses ($17.8 in the first quarter of 2012 compared to $24.7 in the first quarter of 2011) primarily reflected the release of a provision following the resolution in favour of the company of a dispute with a European taxation authority related to value added tax.

The decrease in interest and dividend income from $31.2 in the first quarter of 2011 to $22.9 in the first quarter of 2012 primarily related to increased total return swap expenses (short equity index total return swaps were used to hedge US Runoff’s equity exposure effective from June 2011), decreased investment administration fees and lower investment income earned as a result of sales during 2011 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, partially offset by increased interest and dividends earned on a higher average investment portfolio year-over-year as a result of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and the first quarter of 2012 as described above.

Runoff paid cash dividends of $75.0 (2011 – $105.0) and dividends-in-kind (marketable securities) of $70.0 (2011 – nil) to Fairfax during the first quarter of 2012.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	164.9	60.8
Equity hedges	(73.8)	(5.3)
Bonds	(33.8)	(10.9)
Preferred stocks	0.1	4.2
CPI-linked and other derivatives	(9.1)	(13.6)
Foreign currency	2.9	7.1
Other	(0.1)	–

Net gains (losses) on investments	51.1	42.3

Other(1)

	First quarter
	2012	2011
Revenue	205.0	154.4
Expenses	(199.2)	(148.6)

Pre-tax income before interest and other	5.8	5.8
Interest expense	(0.1)	(0.4)

Pre-tax income	5.7	5.4

(1)

These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life and Prime Restaurants since their respective acquisition dates of August 16, 2011, December 22, 2011, and January 10, 2012.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley, Sporting Life and Prime Restaurants. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada), Sporting Life (a Canadian retailer of sporting goods and sports apparel) and Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011, December 22, 2011, and January 10, 2012, pursuant to the transactions described in note 15 to the interim consolidated financial statements for the three months ended March 31, 2012, and note 23 to the consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Ridley’s sales and expenses fluctuate with changes in raw materials prices. Ridley’s revenues in the first quarter of 2012 of $167.3 compared with revenues of $154.4 in the first quarter of 2011. The year-over-year increase in revenues is primarily the result of higher raw material prices. Ridley’s expenses in the first quarter of 2012 increased to $161.1 compared to expenses of $148.6 in the first quarter of 2011. As with sales, the increase in expenses is primarily the result of higher raw material prices in the first quarter of 2012. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley, Sporting Life and Prime Restaurants.

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of interest and dividend income and net gains (losses) on investments is presented in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense of $52.9 in the first quarter of 2012 (compared to $53.2 in the first quarter of 2011) reflected decreased interest expense resulting from repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes respectively. This decrease was partially offset by the issuances during 2011 of $500.0 and Cdn$400.0 principal amounts of Fairfax unsecured senior notes and interest expense on First Mercury’s trust preferred securities (assumed on February 9, 2011) net of subsequent redemptions and repurchases. Consolidated interest expense is comprised of the following:

	First quarter
	2012	2011
Fairfax	40.9	33.1
Crum & Forster (including $0.7 and $0.9 in the first quarter of 2012 and 2011 respectively related to First Mercury)	0.7	8.0
Zenith National	0.8	0.8
OdysseyRe	6.9	7.7
Advent	1.2	1.1
Runoff (TIG)	2.3	2.1
Ridley	0.1	0.4

	52.9	53.2

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	First quarter
	2012	2011
Fairfax corporate overhead	21.4	29.8
Subsidiary holding companies’ corporate overhead	11.3	13.8
Holding company interest and dividends	7.2	(4.4)
Holding company net (gains) losses on investments	111.8	16.5
Investment management and administration fees	(19.3)	(26.3)

	132.4	29.4

Fairfax corporate overhead expense in the first quarter of 2012 decreased to $21.4 from $29.8 in the first quarter of 2011 primarily due to lower legal and compensation expenses in the first quarter of 2012. Subsidiary holding companies’ corporate overhead expense in the first quarter of 2012 decreased to $11.3 from $13.8 in the first quarter of 2011 primarily as a result of non-recurring restructuring costs incurred in the first quarter of 2011 at Northbridge (related to the rebranding of three of its operating subsidiaries under Northbridge Insurance) and Crum & Forster (related to the integration of First Mercury). Interest and dividends earned on holding company cash and investments of $4.5 in the first quarter of 2012 decreased from $10.4 in the first quarter of 2011 (prior to giving effect to total return swap expense of $11.7 and $6.0 in the first quarters of 2012 and 2011 respectively which is reported as a reduction of interest and dividend income) primarily as a result of decreased holdings year-over-year of a high-yielding corporate debt security and higher yielding long term U.S. treasury bonds. The increase in total return swap expense is principally attributable to additional short positions effected through equity total return swaps on a year-over-year basis. Net losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees decreased to $19.3 in the first quarter of 2012 from $26.3 in the first quarter of 2011 primarily as a result of adjustments to the fees payable in respect of the prior year.

	First quarter
	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	31.1	34.0
Equity hedges	(185.2)	(90.2)
Bonds	33.7	9.7
Preferred stocks	(2.6)	25.0
Foreign currency	1.6	6.2
Other	9.6	(1.2)

Net gains (losses) on investments	(111.8)	(16.5)

Income Taxes

The $2.4 recovery of income taxes in the first quarter of 2012 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 26.3% to the loss before income taxes of $2.3 primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

The effective income tax rate of 39.5% implicit in the $156.6 recovery of income taxes in the first quarter of 2011 differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests is comprised of the following:

	First quarter
	2012	2011
Ridley	1.1	0.9
Fairfax Asia	0.2	0.2
Prime Restaurants	0.2	–
Sporting Life	(0.1)	–

	1.4	1.1

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,015.7 ($1,000.4 net of $15.3 of holding company short sale and derivative obligations) at March 31, 2012, compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2012 are as set out in the Financial Condition section in this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $245.3 to $1,980.7 at March 31, 2012 from $1,735.4 at December 31, 2011 primarily as a result of larger year-over-year premiums receivable balances at OdysseyRe ($87.4), Advent ($34.9) and Zenith National ($115.9), partially offset by lower year-over-year premiums receivable balances at Northbridge ($32.5) consistent with changes in those operating companies’ premium volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at March 31, 2012, the latter primarily included the company’s investments in Gulf Insurance, ICICI Lombard, Cunningham Lindsey Group, The Brick and other partnerships and trusts), the aggregate carrying value of which was $23,260.4 at March 31, 2012 ($23,162.1 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2011, of $23,466.0 ($23,359.7 net of subsidiary short sale and derivative obligations). The net $197.6 decrease in the aggregate carrying value of portfolio investments at March 31, 2012, compared to December 31, 2011, (net of subsidiary short sale and derivative obligations) primarily reflected net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts, the payment of dividends to Fairfax and net cash used in operating activities, partially offset by net unrealized appreciation of the company’s equity and equity-related holdings and bonds (principally net unrealized appreciation of U.S. state and municipal bonds and corporate bonds, partially offset by net unrealized depreciation of government bonds) and the favourable impact of foreign currency translation.

Major movements in portfolio investments in the first quarter of 2012 included the following: subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $687.6, primarily reflecting net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts, the payment of cash dividends to Fairfax of $229.8 and net cash used in operating activities, partially offset by the partial repayment of an intercompany loan receivable from the holding company ($56.2). Bonds decreased by $157.8, primarily reflecting the sale of U.S. and U.K. treasury and Canadian government bonds, partially offset by net unrealized appreciation of bonds (principally net unrealized appreciation of U.S. state and municipal bonds and corporate bonds, partially offset by net unrealized depreciation of government bonds). Common stocks increased by $648.1 primarily reflecting net unrealized appreciation of common stocks and purchases of certain limited partnerships, partially offset by a dividend-in-kind of $70.0 paid by Runoff to Fairfax. The increase of $64.8 related to investments in associates primarily reflected investments made in certain limited partnerships and acquisition of Thai Re as described in note 6 to the interim consolidated financial statements for the three months ended March 31, 2012. Derivatives and other invested assets net of short sale and derivative obligations decreased $70.3 principally as a result of net unrealized depreciation related to CPI-linked derivatives, partially offset by decreased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swap and foreign exchange forward derivative contracts.

Recoverable from reinsurers increased by $160.1 to $4,358.2 at March 31, 2012, from $4,198.1 at December 31, 2011, with the increase primarily related to the recoverable from reinsurers balances acquired by Runoff in connection with the Syndicate 535 and Syndicate 1204 transactions, increased recoverable from reinsurers related to OdysseyRe’s crop insurance business and increased business volumes at Fairfax Asia and Fairfax Brasil.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset increased by $38.1 to $666.3 at March 31, 2012, from $628.2 at December 31, 2011, with the change primarily attributable to increased operating loss carryovers in the U.S., partially offset by increased temporary differences related to net unrealized appreciation of investments during the first quarter of 2012.

Goodwill and intangible assets of $1,176.1 at March 31, 2012, increased by $60.9 from $1,115.2 at December 31, 2011, primarily as a result of the acquisition of Prime Restaurants which increased goodwill and intangible assets by $54.7 (as described in note 15 to the interim consolidated financial statements for the three months ended March 31, 2012) and the effect of foreign currency translation on the goodwill and intangible assets of Northbridge, Polish Re, Pacific Insurance and Sporting Life.

Other assets increased by $153.5 to $974.9 at March 31, 2012, from $821.4 at December 31, 2011, primarily as a result of increased income taxes refundable balances, the consolidation of the other assets of Prime Restaurants and the increase in receivables for securities sold but not yet settled. Income taxes refundable increased by $45.9 to $131.1 at March 31, 2012, from $85.2 at December 31, 2011, primarily as a result of income tax payments made by the holding company and accrual of income taxes refundable in connection with the operating losses incurred in first quarter of 2012, principally at Northbridge.

Provision for losses and loss adjustment expenses increased by $87.0 to $17,319.2 at March 31, 2012, from $17,232.2 at December 31, 2011, with the increase primarily reflecting the effects of the strengthening of the Canadian dollar relative to the U.S. dollar at Northbridge, increased business volume at Fairfax Asia and Fairfax Brasil and the provision for losses and loss adjustment expenses assumed by Runoff in connection with the Syndicate 535 and Syndicate 1204 transactions. The increase was partially offset by payments made in connection with the 2011 catastrophe losses.

Non-controlling interests increased by $9.3 to $55.2 at March 31, 2012, from $45.9 at December 31, 2011, principally as a result of the acquisition of Prime Restaurants, as described in note 15 to the interim consolidated financial statements for the three months ended March 31, 2012, and net earnings attributable to non-controlling interests. The non-controlling interests balance at March 31, 2012 and December 31, 2011, primarily related to Ridley.

Investments

Net Gains (Losses) on Investments

Net losses on investments of $40.9 in the first quarter of 2012 ($101.5 in the first quarter of 2011) were comprised as shown in the following table:

	First quarter
	2012				2011
		Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Common stocks	65.5	(74.5)	505.7	496.7	63.8	(63.1)	350.4	351.1
Preferred stocks – convertible	–	0.1	14.8	14.9	–	–	168.0	168.0
Bonds – convertible	–	–	101.8	101.8	2.1	23.3	48.1	73.5
Other equity derivatives(1)	–	–	224.6	224.6	20.0	(12.1)	21.9	29.8

Equity and equity-related holdings	65.5	(74.4)	846.9	838.0	85.9	(51.9)	588.4	622.4
Equity hedges	–	–	(822.6)	(822.6)	–	–	(428.4)	(428.4)

Equity and equity-related holdings after equity-hedges	65.5	(74.4)	24.3	15.4	85.9	(51.9)	160.0	194.0
Bonds	9.7	(79.7)	102.6	32.6	20.6	(27.9)	(133.0)	(140.3)
Preferred stocks	0.1	–	1.3	1.4	0.3	0.2	(0.7)	(0.2)
CPI-linked derivatives	–	–	(68.0)	(68.0)	–	–	(167.2)	(167.2)
Other derivatives	37.1	(9.0)	(31.1)	(3.0)	(3.1)	16.5	(11.8)	1.6
Foreign currency	(19.0)	(4.4)	2.5	(20.9)	(40.8)	33.4	17.9	10.5
Other	2.1	(0.2)	(0.3)	1.6	0.1	–	–	0.1

Net gains (losses) on investments	95.5	(167.7)	31.3	(40.9)	63.0	(29.7)	(134.8)	(101.5)

Net gains (losses) on bonds is comprised as follows:
Government bonds	3.0	(72.1)	(117.0)	(186.1)	(9.3)	2.7	(131.3)	(137.9)
U.S. states and municipalities	(0.1)	(1.1)	174.8	173.6	(0.8)	2.8	9.3	11.3
Corporate and other	6.8	(6.5)	44.8	45.1	30.7	(33.4)	(11.0)	(13.7)

	9.7	(79.7)	102.6	32.6	20.6	(27.9)	(133.0)	(140.3)

(1)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

Equity and equity related holdings: The company has protected its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index and certain individual equity securities. In the first quarter of 2012, the company’s equity and equity-related holdings after equity hedges produced a net gain of $15.4 compared to a net gain of $194.0 in the first quarter of 2011. At March 31, 2012, equity hedges with a notional amount of $8,016.2 ($7,135.2 at December 31, 2011) represented 102.5% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,817.1 ($6,822.7 at December 31, 2011). The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk. Refer to note 16 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2012, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	March 31, 2012			December 31, 2011
Underlying equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	52,881,400	3,501.9	662.22
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96
Other equity indices	–	140.0	–	–	140.0	–
Individual equity securities	–	1,597.3	–	–	1,597.3	–

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

Bonds: Net gains on bonds in the first quarter of 2012 of $32.6 (2011 – net losses of $140.3) were primarily comprised of net mark-to-market gains on U.S. state and municipal bonds (reflecting changes to credit spreads, partially offset by the effect of increasing interest rates during the first quarter of 2012), partially offset by net mark-to-market losses on U.S. treasury bonds (reflecting the effect of increasing interest rates during the first quarter of 2012).

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2012, these contracts have a remaining weighted average life of 8.4 years (8.6 years at December 31, 2011), a notional amount of $47.3 billion ($46.5 billion at December 31, 2011) and fair value of $145.4 ($208.2 at December 31, 2011). The company’s CPI-linked derivative contracts produced an unrealized loss of $68.0 in the first quarter of 2012 (2011 – $167.2) primarily as a result of increases in the values of the CPI indices underlying those contracts. Refer to the analysis in note 7 (Short Sale and Derivative Transactions) under the heading of CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three months ended March 31, 2012, for a discussion of the company’s economic hedge against the potential adverse financial impact on the company of decreasing price levels.

Interest and Dividends

Consolidated interest and dividend income of $129.6 in the first quarter of 2012 decreased by 27.4% from $178.5 in the first quarter of 2011 primarily as a result of sales during 2011 of higher yielding government bonds (principally U.S. and U.K. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks and also included a year-over-year increase in total return swap expense ($39.6 in the first quarter of 2012 compared to $26.0 in the first quarter of 2011) attributable to the addition of short positions effected through equity total return swaps in the latter part of 2011.

Share of loss of associates of $8.7 in the first quarter of 2012 included $18.8 related to the company’s share of Fibrek’s net loss (principally comprised of an impairment charge) compared to share of loss of associates of $6.6 in the first quarter of 2011 which included $13.8 related to the company’s share of ICICI Lombard’s net loss (principally comprised of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool).

Financial Risk Management

The primary goals of the company’s risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2012 compared to those identified at December 31, 2011 and disclosed in the company’s 2011 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2012.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	March 31, 2012		December 31, 2011
Holding company cash and investments (net of short sale and derivative obligations)	1,000.4		962.8

Holding company debt	2,101.2		2,080.6
Subsidiary debt	626.8		623.9
Other long term obligations – holding company	315.3		314.0

Total debt	3,043.3		3,018.5

Net debt	2,042.9		2,055.7

Common shareholders’ equity	7,215.2		7,427.9
Preferred stock	1,166.4		934.7
Non-controlling interests	55.2		45.9

Total equity	8,436.8		8,408.5

Net debt/total equity	24.2%		24.4%
Net debt/net total capital(1)	19.5%		19.6%
Total debt/total capital(2)	26.5%		26.4%
Interest coverage(3)	1.0	x	1.0	x
Interest and preferred share dividend distribution coverage(4)	0.7	x	0.7	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company debt (including other long term obligations) at March 31, 2012, increased by $21.9 to $2,416.5 from $2,394.6 at December 31, 2011, primarily reflecting the foreign currency translation effect during the first quarter of 2012 of the strengthening of the Canadian dollar relative to the U.S. dollar.

Subsidiary debt at March 31, 2012, increased by $2.9 to $626.8 from $623.9 at December 31, 2011, primarily reflecting the consolidation of Prime Restaurants’ subsidiary indebtedness subsequent to its acquisition on January 10, 2012, as described in note 15 to the interim consolidated financial statements for the three months ended March 31, 2012.

Common shareholders’ equity at March 31, 2012, decreased by $212.7 to $7,215.2 from $7,427.9 at December 31, 2011, primarily as a result of the company’s payments of dividends on its common shares and preferred shares ($218.6), the company’s share of actuarial losses on defined benefit plans of associates which are recognized directly in retained earnings ($11.0) and the net loss attributable to shareholders of Fairfax ($1.3), partially offset by the effect of increased accumulated other comprehensive income (an increase of $31.9 in the first quarter of 2012 primarily reflecting a net increase in foreign currency translation).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 19.5% at March 31, 2012 from 19.6% at December 31, 2011, as a result of the decrease in common shareholders’ equity (described above) and increased holding company debt, partially offset by increased holding company cash and investments (discussed in the Liquidity section in this MD&A), increased preferred stock (primarily reflecting the issuance of Series K preferred shares) and increased non-controlling interests recorded on the acquisition of Prime Restaurants. The consolidated total debt/total capital ratio increased to 26.5% at March 31, 2012 from 26.4% at December 31, 2011 as a result of increased holding company debt and decreased common shareholders’ equity, partially offset by increased preferred stock.

The company believes that cash and investments net of short sale and derivative obligations at March 31, 2012, of $1,000.4 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and for the foreseeable future. The company’s remaining known obligations in 2012 and the sources of liquidity available to the holding company are described below under the heading of Liquidity.

Liquidity

Holding company cash and investments at March 31, 2012, totaled $1,015.7 ($1,000.4 net of $15.3 of holding company short sale and derivative obligations), compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2012 included the following outflows – the payment of $218.6 of common and preferred share dividends, the payment of $212.6 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the net payment of $56.7 (Cdn$57.7) in respect of the company’s acquisition of Prime Restaurants, the partial repayment of an intercompany loan payable to Northbridge ($56.2), the payment of $19.3 of holding company corporate income taxes and the participation in an Alltrust Insurance rights offering ($18.9); and the following inflows – the receipt of $231.7 of net proceeds on the issuance of Cdn$237.5 par value Series K preferred shares and $299.8 of dividends (received from Crum & Forster ($63.0), Zenith National ($91.8) and Runoff ($145.0, including a dividend-in-kind of $70.0)). The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that cash and investments, net of holding company short sale and derivative obligations at March 31, 2012, of $1,000.4 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s remaining known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report). The holding company’s remaining known significant commitments for 2012 consist of the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes (repaid on April 26, 2012), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2012, the holding company paid net cash of $212.6 (2011 – $47.9) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above.

Subsidiary cash and short term investments decreased by $775.0 to $5,424.2 at March 31, 2012, from $6,199.2 at December 31, 2011, with the decrease primarily reflecting net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts, the payment of cash dividends to Fairfax of $229.8 and net cash used in operating activities. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2012, the insurance and reinsurance subsidiaries paid net cash of $486.0 (2011 – $261.5) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swap derivative contracts may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the three months ended March 31:

	First quarter
	2012	2011
Operating activities
Cash provided by (used in) operating activities before the undernoted	(195.7)	(78.1)
Net (purchases) sales of securities classified as at FVTPL	392.5	(640.5)
Investing activities
Net purchases of investments in associates	(70.3)	(51.5)
Net purchase of subsidiaries, net of cash acquired	(51.4)	306.3
Net purchases of premises and equipment and intangible assets	(7.7)	(13.2)
Financing activities
Issuance of preferred shares	231.7	–
Common and preferred share dividends paid	(218.6)	(219.1)
Other cash used in financing activities	(20.0)	(42.9)

Increase (decrease) in cash and cash equivalents during the year	60.5	(739.0)

Cash used in operating activities (excluding cash used to purchase securities classified as at FVTPL) increased to $195.7 in the first quarter of 2012 from cash used in operating activities of $78.1 in the first quarter of 2011 primarily as a result of higher net paid losses, lower interest and dividend income and increased income taxes paid. Net sales of securities classified as at FVTPL of $392.5 in the first quarter of 2012 mainly reflected the sales of short term investments and corporate and other bonds, partially offset by net cash paid with respect to total return swap derivative contracts and net purchases of common stocks. Net purchases of securities classified as at FVTPL of $640.5 in the first quarter of 2011 primarily reflected the purchases of short term investments and net cash paid with respect to total return swap derivative contracts.

Net purchases of investments in associates of $70.3 in the first quarter of 2012 (primarily investments in Thai Re and certain limited partnerships) increased compared to $51.5 in the first quarter of 2011 (primarily investments in certain limited partnerships and participation in an ICICI Lombard rights offering). Net purchases of subsidiaries, net of cash acquired in the first quarter of 2012, included net cash of $51.4 used to acquire an 81.7% interest in Prime Restaurants. Net purchases of subsidiaries, net of cash acquired in the first quarter of 2011, included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 used to acquire Pacific Insurance. Notes 6 and 15 to the company’s interim consolidated financial statements for the three months ended March 31, 2012, describe the company’s investments in associates and acquisitions during the periods discussed above.

In the first quarter of 2012, the company issued Cdn $237.5 par value of Series K preferred shares, for net proceeds of $231.7. In the first quarter of 2012, the company paid common share dividends of $205.8 (2011 – $205.9) and preferred share dividends of $12.8 (2011 – $13.2). Other cash used in financing activities of $20.0 in the first quarter of 2012 principally related to subordinate voting shares purchased for treasury ($18.0). Other cash used in financing activities of $42.9 in the first quarter of 2011 principally related to subordinate voting shares purchased for treasury ($11.1) and the net repayment of subsidiary indebtedness (primarily related to First Mercury) ($29.8).

Contractual Obligations

The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at March 31, 2012:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	3,997.9	4,659.3	2,996.4	5,665.6	17,319.2
Long term debt obligations – principal	90.6	192.7	470.5	2,358.4	3,112.2
Long term debt obligations – interest	195.7	369.6	332.7	820.6	1,718.6
Operating leases – obligations	70.3	107.3	74.3	135.8	387.7

	4,354.5	5,328.9	3,873.9	8,980.4	22,537.7

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 24 to the annual consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Book Value Per Share

Common shareholders’ equity at March 31, 2012, was $7,215.2 or $354.79 per basic share (excluding the unrecorded $426.6 excess of fair value over the carrying value of equity accounted investments) compared to $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of equity accounted investments) at December 31, 2011, representing a decrease per basic share in the first quarter of 2012 of 2.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 0.1% adjusted to include that dividend). During the first quarter of 2012, the number of basic shares decreased as a result of the repurchase of 39,347 subordinate voting shares for treasury (for use in the company’s senior share plans). At March 31, 2012, there were 20,336,449 common shares effectively outstanding.

Lawsuit Seeking Class Action Status

For a full description of this matter, please see section (a) of “Lawsuits” in note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2012.

Accounting and Disclosure Matters

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the three months ended March 31, 2012.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are described in the Accounting and Disclosure Matters section contained in the MD&A of the company’s 2011 Annual Report. New standards and amendments that have been issued but are not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2011, in the company’s 2011 Annual Report.

Comparative Quarterly Data (unaudited)

	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Revenue	1,624.5	823.6	3,322.9	1,755.0	1,573.5	661.5	1,926.6	1,394.1
Net earnings (loss)	0.1	(770.8)	974.5	83.6	(239.5)	(493.1)	388.9	22.9
Net earnings (loss) attributable to shareholders of Fairfax	(1.3)	(771.5)	973.9	83.3	(240.6)	(494.4)	388.1	23.7
Net earnings (loss) per share	$(0.69)	$(38.47)	$47.17	$3.43	$(12.42)	$(24.77)	$18.53	$0.88
Net earnings (loss) per diluted share	$(0.69)	$(38.47)	$46.73	$3.40	$(12.42)	$(24.77)	$18.44	$0.87

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2011, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.